SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the Quarter Ended September 30, 2012

Commission File Number 1-15182

DR. REDDY’S LABORATORIES LIMITED

(Translation of registrant’s name into English)

8-2-337, Road No. 3, Banjara Hills

Hyderabad, Andhra Pradesh 500 034, India

+91-40-4900 2900

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-                    .

QUARTERLY REPORT

Quarter Ended September 30, 2012

Currency of Presentation and Certain Defined Terms

In this Quarterly Report, references to “$” or “dollars” or “U.S.$” or “U.S. dollars” are to the legal currency of the United States and references to “ ” or “rupees” or “Indian rupees” are to the legal currency of India. Our unaudited condensed consolidated interim financial statements are presented in Indian rupees and are prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting” (“IAS 34”). Convenience translation into U.S. dollars with respect to the unaudited condensed consolidated interim financial statements is also presented. References to a particular “fiscal” year are to our fiscal year ended March 31 of such year. References to “ADS” are to our American Depositary Shares. All references to “IAS” are to the International Accounting Standards, to “IASB” are to the International Accounting Standards Board, to “IFRS” are to International Financial Reporting Standards, to “SIC” are to Standing Interpretations Committee and to “IFRIC” are to the International Financial Reporting Interpretations Committee.

References to “U.S. FDA” are to the United States Food and Drug Administration, to “NDAs” are to New Drug Applications, and to “ANDAs” are to Abbreviated New Drug Applications.

References to “U.S.” or “United States” are to the United States of America, its territories and its possessions. References to “India” are to the Republic of India. All references to “we,” “us,” “our,” “DRL,” “Dr. Reddy’s” or the “Company” shall mean Dr. Reddy’s Laboratories Limited and its subsidiaries. “Dr. Reddy’s” is a registered trademark of Dr. Reddy’s Laboratories Limited in India. Other trademarks or trade names used in this Quarterly Report are trademarks registered in the name of Dr. Reddy’s Laboratories Limited or are pending before the respective trademark registries. Market share data is based on information provided by IMS Health Inc. (“IMS Health”), a provider of market research to the pharmaceutical industry, unless otherwise stated.

Except as otherwise stated in this report, all translations from Indian rupees to U.S. dollars are based on the noon buying rate in the City of New York on September 30, 2012 for cable transfers in Indian rupees as certified for customs purposes by the Federal Reserve Bank of New York, which was 52.92 per U.S.$1.00. No representation is made that the Indian rupee amounts have been, could have been or could be converted into U.S. dollars at such a rate or any other rate. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding.

Information contained in our website, www.drreddys.com, is not part of this Quarterly Report and no portion of such information is incorporated herein.

Forward-Looking and Cautionary Statement

IN ADDITION TO HISTORICAL INFORMATION, THIS QUARTERLY REPORT CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT OF 1933, AS AMENDED AND SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED. THE FORWARD-LOOKING STATEMENTS CONTAINED HEREIN ARE SUBJECT TO CERTAIN RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE REFLECTED IN THE FORWARD-LOOKING STATEMENTS. FACTORS THAT MIGHT CAUSE SUCH A DIFFERENCE INCLUDE, BUT ARE NOT LIMITED TO, THOSE DISCUSSED IN THE SECTION ENTITLED “OPERATING AND FINANCIAL REVIEW” AND ELSEWHERE IN THIS REPORT. READERS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH REFLECT OUR ANALYSIS ONLY AS OF THE DATE HEREOF. IN ADDITION, READERS SHOULD CAREFULLY REVIEW THE INFORMATION IN OUR PERIODIC REPORTS AND OTHER DOCUMENTS FILED WITH AND/OR FURNISHED TO THE SECURITIES AND EXCHANGE COMMISSION (“SEC”) FROM TIME TO TIME.

ITEM 1. FINANCIAL STATEMENTS

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENT OF FINANCIAL POSITION

(in millions, except share and per share data)

Particulars		As of
	Note	September 30, 2012		September 30, 2012	March 31, 2012
		Unreviewed convenience translation into U.S.$ (See Note 2.d)
ASSETS
Current assets
Cash and cash equivalents	4	U.S.$	132	6,979	7,379
Other investments	5		258	13,662	10,773
Trade receivables, net			496	26,247	25,339
Inventories	6		414	21,885	19,352
Derivative financial instruments	8		20	1,049	7
Current tax assets			10	508	584
Other current assets			161	8,505	6,518

Total current assets		U.S.$	1,490	78,835	69,952

Non-current assets
Property, plant and equipment	9	U.S.$	667	35,300	33,246
Goodwill	10		39	2,039	2,208
Intangible assets	11		194	10,258	11,321
Investment in equity accounted investees			8	415	368
Other investments—non-current			4	209	—
Deferred income tax assets			54	2,862	1,965
Other non-current assets			12	632	417

Total non-current assets		U.S.$	977	51,715	49,525

Total assets		U.S.$	2,467	130,550	119,477

LIABILITIES AND EQUITY
Current liabilities

Trade payables		U.S.$	197	10,412	9,502
Derivative financial instruments	8		14	763	1,830
Current income tax liabilities			24	1,258	682
Short-term borrowings	12		341	18,048	15,844
Long-term borrowings, current portion	12		1	30	31
Provisions			37	1,975	1,926
Other current liabilities			284	15,045	13,645

Total current liabilities		U.S.$	898	47,531	43,460

Non-current liabilities
Long-term loans and borrowings, excluding current portion	12	U.S.$	318	16,823	16,335
Provisions			1	49	47
Deferred tax liabilities			37	1,944	1,132
Other liabilities			19	998	1,059

Total non-current liabilities		U.S.$	374	19,814	18,573

Total liabilities		U.S.$	1,273	67,345	62,033

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENT OF FINANCIAL POSITION

(in millions, except share and per share data)

Particulars		As of
	Note	September 30, 2012		September 30, 2012	March 31, 2012
		Unreviewed convenience translation into U.S.$ (See Note 2.d)
Equity
Share capital		U.S.$	16	849	848
Equity shares held by a controlled trust			(0)	(5)	(5)
Share premium			401	21,210	20,934
Share based payment reserve			13	706	800
Retained earnings			675	35,746	31,599
Debenture redemption reserve			24	1,289	865
Other components of equity			64	3,410	2,403
Total equity attributable to:

Equity holders of the Company		U.S.$	1,194	63,205	57,444

Non-controlling interests			—	—	—

Total equity		U.S.$	1,194	63,205	57,444

Total liabilities and equity		U.S.$	2,467	130,550	119,477

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM INCOME STATEMENT

(in millions, except share and per share data)

		Six months ended				Three months ended
		September 30,				September 30,
Particulars	Note	2012		2012	2011	2012	2011
		Unreviewed convenience translation into U.S.$ (See Note 2.d)
Revenues		U.S.$	1,024	54,215	42,461	28,809	22,678
Cost of revenues			483	25,573	19,701	13,708	10,473

Gross profit		U.S.$	541	28,642	22,760	15,101	12,205

Selling, general and administrative expenses			308	16,291	13,972	8,013	7,217
Research and development expenses			63	3,322	2,656	1,759	1,459
Impairment loss on intangible assets	11		10	507	—	507	—
Impairment loss on goodwill	10		3	181	—	181	—
Other (income)/expense, net	13		(12)	(615)	(402)	(397)	(216)

Total operating expenses, net		U.S.$	372	19,686	16,226	10,063	8,460

Results from operating activities			169	8,956	6,534	5,038	3,745
Finance income			17	894	386	616	199
Finance expense			(14)	(735)	(482)	(245)	(249)

Finance income/(expense), net	14		3	159	(96)	371	(50)
Share of profit of equity accounted investees, net of income tax			1	47	17	28	13

Profit before income tax			173	9,162	6,455	5,437	3,708
Income tax expense	19		(35)	(1,877)	(750)	(1,512)	(630)

Profit for the period		U.S.$	138	7,285	5,705	3,925	3,078

Attributable to:
Equity holders of the Company			138	7,285	5,705	3,925	3,078
Non-controlling interest			—	—	—	—	—

Profit for the period		U.S.$	138	7,285	5,705	3,925	3,078

Earnings per share
Basic earnings per share of 5/- each	16	U.S.$	0.81	42.93	33.68	23.12	18.16
Diluted earnings per share of 5/- each	16	U.S.$	0.81	42.77	33.54	23.06	18.10

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENT OF COMPREHENSIVE INCOME

(in millions, except share and per share data)

	Six months ended September 30,				Three months ended September 30,
	2012		2012	2011	2012	2011
	Unreviewed convenience translation into U.S.$ (See Note 2.d)
Profit for the period	U.S.$	138	7,285	5,705	3,925	3,078
Other comprehensive income/(loss)
Changes in fair value of available for sale financial instruments		1	50	3	29	6
Foreign currency translation adjustments		4	224	335	(141)	163
Effective portion of changes in fair value of cash flow hedges, net		23	1,216	(2,545)	3,076	(2,552)
Income tax on other comprehensive income		(9)	(482)	650	(740)	608

Other comprehensive income/(loss) for the period, net of income tax	U.S.$	19	1,008	(1,557)	2,224	(1,775)

Total comprehensive income for the period attributable to the equity holders of the Company	U.S.$	157	8,293	4,148	6,149	1,303

Attributable to:
Equity holders of the Company		157	8,293	4,148	6,149	1,303
Non-controlling interest		—	—	—	—	—

Total comprehensive income for the period	U.S.$	157	8,293	4,148	6,149	1,303

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENT OF CHANGES IN EQUITY

(in millions, except share and per share data)

Particulars	Share capital		Equity shares held by a controlled trust	Share premium	Share based payment reserve	Retained earnings
	Shares	Amount	Amount	Amount	Amount	Amount
Balance as of April 1, 2012	169,560,346	848	(5)	20,934	801	31,599
Issue of equity shares on exercise of options	273,649	1	—	276	(276)	—
Share based payment expense	—	—	—	—	181	—
Profit for the period	—	—	—	—	—	7,285
Dividend paid (including corporate dividend tax)	—	—	—	—	—	(2,714)
Debenture redemption reserve	—	—	—	—	—	(424)
Net change in fair value of other investments, net of tax expense of 16	—	—	—	—	—	—
Foreign currency translation differences, net of tax expense of 8	—	—	—	—	—	—
Effective portion of changes in fair value of cash flow hedges, net of tax expense of 458	—	—	—	—	—	—

Balance as of September 30, 2012	169,833,995	849	(5)	21,210	706	35,746

Convenience translation into U.S.$		16	(0)	401	13	675

Balance as of April 1, 2011	169,252,732	846	(5)	20,683	730	20,391
Issue of equity shares on exercise of options	273,754	2	—	215	(211)	—
Share based payment expense	—	—	—	—	153	—
Profit for the period	—	—	—	—	—	5,705
Dividend paid (including corporate dividend tax)	—	—	—	—	—	(2,216)
Debenture redemption reserve	—	—	—	—	—	(422)
Net change in fair value of other investments, net of tax expense of 4	—	—	—	—	—	—
Foreign currency translation differences, net of tax benefit of 62	—	—	—	—	—	—
Effective portion of changes in fair value of cash flow hedges, net of tax benefit of 592	—	—	—	—	—	—

Balance as of September 30, 2011	169,526,486	848	(5)	20,898	672	23,458

[Continued on next page]

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTOF CHANGES IN EQUITY

(in millions, except share and per share data)

Particulars	Debenture redemption reserve	Fair value reserve	Foreign currency translation reserve	Hedging reserve	Non- controlling interests	Total
	Amount	Amount	Amount	Amount	Amount	Amount
Balance as of April 1, 2012	865	30	3,737	(1,365)	—	57,444
Issue of equity shares on exercise of options	—	—	—	—	—	1
Share based payment expense	—	—	—	—	—	181
Profit for the period	—	—	—	—	—	7,285
Dividend paid (including corporate dividend tax)	—	—	—	—	—	(2,714)
Debenture redemption reserve	424	—	—	—	—	—
Net change in fair value of other investments, net of tax expense of 16	—	34	—	—	—	34
Foreign currency translation differences, net of tax expense of 8	—	—	216	—	—	216
Effective portion of changes in fair value of cash flow hedges, net of tax expense of 458	—	—	—	758	—	758

Balance as of September 30, 2012	1,289	64	3,953	(607)	—	63,205

Convenience translation into U.S.$	24	1	75	(12)	—	1,194

Balance as of April 1, 2011	19	31	2,921	374	—	45,990
Issue of equity shares on exercise of options	—	—	—	—	—	6
Share based payment expense	—	—	—	—	—	153
Profit for the period	—	—	—	—	—	5,705
Dividend paid (including corporate dividend tax)	—	—	—	—	—	(2,216)
Debenture redemption reserve	422	—	—	—	—	—
Net change in fair value of other investments, net of tax expense of 4	—	(1)	—	—	—	(1)
Foreign currency translation differences, net of tax benefit of 62	—	—	397	—	—	397
Effective portion of changes in fair value of cash flow hedges, net of tax benefit of 592	—	—	—	(1,953)	—	(1,953)

Balance as of September 30, 2011	441	30	3,318	(1,579)	—	48,081

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS

(in millions, except share and per share data)

	Six months ended September 30,
Particulars	2012		2012	2011
	Unreviewed convenience translation into U.S.$(See Note 2.d)
Cash flows from operating activities:
Profit for the period	U.S.$	138	7,285	5,705
Adjustments for:
Income tax expense		35	1,877	750
Profit on sale of investments		(2)	(93)	(41)
Depreciation and amortization		51	2,673	2,502
Impairment loss on intangible assets		10	507	—
Impairment loss on goodwill		3	181	—
Allowance for sales returns		15	811	543
Allowance for doubtful trade receivables		1	61	26
Inventory write-downs		16	850	755
(Profit)/loss on sale of property, plant and equipment and intangible assets, net		0	20	(31)
Share of profit of equity accounted investees, net of income tax		(1)	(47)	(17)
Unrealized exchange (gain)/loss, net		(5)	(239)	(1,213)
Interest (income)/expense, net		1	63	446
Share based payment expense		3	181	153
Changes in operating assets and liabilities:
Trade receivables		(17)	(907)	(427)
Inventories		(62)	(3,269)	(3,178)
Trade payables		16	859	(869)
Other assets and other liabilities		(39)	(2,046)	565
Income tax paid		(29)	(1,553)	(1,419)

Net cash from operating activities	U.S.$	136	7,214	4,250

Cash flows used in investing activities:
Expenditures on property, plant and equipment		(67)	(3,548)	(3,595)
Proceeds from sale of property, plant and equipment		0	21	14
Purchase of investments		(217)	(11,482)	(7,080)
Proceeds from sale of investments		158	8,382	5,330
Expenditures on intangible assets		(2)	(108)	(1,689)
Interest received		4	211	18

Net cash used in investing activities	U.S.$	(123)	(6,524)	(7,002)

Cash flows from/(used) in financing activities:
Interest paid		(8)	(407)	(293)
Proceeds from issuance of equity shares		0	2	6
Proceeds/(repayment) of short term loans and borrowings, net		37	1,960	6,637
Proceeds/(repayment) of long term loans and borrowings, net		(0)	(23)	(3)
Dividend paid (including corporate dividend tax)		(51)	(2,714)	(2,216)

Net cash from/(used) in financing activities	U.S.$	(22)	(1,182)	4,131

Net increase/(decrease) in cash and cash equivalents		(9)	(492)	1,379
Effect of exchange rate changes on cash and cash equivalents		2	92	347
Cash and cash equivalents at the beginning of the period		139	7,379	5,660

Cash and cash equivalents at the end of the period	U.S.$	132	6,979	7,386

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

1.	Reporting Entity

Dr. Reddy’s Laboratories Limited (“DRL” or the “parent company”), together with its subsidiaries (collectively, the “Company”), is a leading India-based pharmaceutical company headquartered in Hyderabad, Andhra Pradesh, India. Through its three businesses—Pharmaceutical Services and Active Ingredients, Global Generics and Proprietary Products – the Company offers a portfolio of products and services, including Active Pharmaceutical Ingredients (“APIs”), Custom Pharmaceutical Services (“CPS”), generics, biosimilars, differentiated formulations and New Chemical Entities (“NCEs”). The Company’s principal research and development facilities are located in Andhra Pradesh, India and Cambridge, United Kingdom; its principal manufacturing facilities are located in Andhra Pradesh, India, Himachal Pradesh, India, Cuernavaca-Cuautla, Mexico, Mirfield, United Kingdom, Louisiana, United States and Tennessee, United States; and its principal markets are in India, Russia, the United States, the United Kingdom, Germany, South Africa and Venezuela. The Company’s shares trade on the Bombay Stock Exchange and the National Stock Exchange in India and, since April 11, 2001, also on the New York Stock Exchange in the United States. As explained in Note 23 of these unaudited condensed consolidated interim financial statements, during the year ended March 31, 2011, the Company issued bonus debentures. These bonus debentures have been listed on the Bombay Stock Exchange and the National Stock Exchange in India since April 7, 2011.

2.	Basis of preparation of financial statements

a)	Statement of compliance

These unaudited condensed consolidated interim financial statements as at and for the three and six months ended September 30, 2012 have been prepared under the historical cost convention on the accrual basis, except for the following:

•	derivative financial instruments that are measured at fair value;

•	available-for-sale financial assets are measured at fair value;

•

employee defined benefit assets are recognized as the net total of the fair value of plan assets, plus unrecognized past service cost and unrecognized actuarial losses, less unrecognized actuarial gains and the present value of the defined benefit obligation;

•	long term borrowings, except obligations under finance leases that are measured at amortized cost using the effective interest rate method; and

•	investments in jointly controlled entities which are accounted for using the equity method.

These unaudited condensed consolidated interim financial statements are prepared in accordance with IAS 34, “Interim Financial Reporting”. They do not include all of the information required for full annual financial statements and should be read in conjunction with the audited consolidated financial statements and related notes included in the Company’s Annual Report on Form 20-F for the fiscal year ended March 31, 2012. These unaudited condensed consolidated interim financial statements were authorized for issuance by the Company’s Board of Directors on January 10, 2013.

b)	Significant accounting policies

The accounting policies applied by the Company in these unaudited condensed consolidated interim financial statements are the same as those applied by the Company in its audited consolidated financial statements as at and for the year ended March 31, 2012 contained in the Company’s Annual Report on Form 20-F.

c)	Functional and presentation currency

The unaudited condensed consolidated interim financial statements are presented in Indian rupees, which is the functional currency of the parent company. All financial information presented in Indian rupees has been rounded to the nearest million.

In respect of all non-Indian subsidiaries that operate as marketing arms of the parent company in their respective countries/regions, the functional currency has been determined to be the functional currency of the parent company (i.e., the Indian rupee). The operations of these entities are largely restricted to import of finished goods from the parent company in India, sale of these products in the foreign country and remittance of the sale proceeds to the parent company. The cash flows realized from sale of goods are readily available for remittance to the parent company and cash is remitted to the parent company on a regular basis. The costs incurred by these entities are primarily the cost of goods imported from the parent company. The financing of these subsidiaries is done directly or indirectly by the parent company. In respect of subsidiaries whose operations are self-contained and integrated within their respective countries/regions, the functional currency has been determined to be the local currency of those countries/regions.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

2.	Basis of preparation of financial statements (continued)

d)	Convenience translation

The unaudited condensed consolidated interim financial statements have been prepared in Indian rupees. Solely for the convenience of the reader, the unaudited condensed consolidated interim financial statements as of September 30, 2012 have been translated into United States dollars at the certified foreign exchange rate of U.S.$ 1 =  52.92, as published by the Federal Reserve Board of Governors on September 30, 2012. No representation is made that the Indian rupee amounts have been, could have been or could be converted into U.S. dollars at such a rate or any other rate. Such convenience translation is unreviewed.

e)	Use of estimates and judgments

The preparation of unaudited condensed consolidated interim financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

In preparing these unaudited condensed consolidated interim financial statements, the significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the audited consolidated financial statements as at and for the year ended March 31, 2012.

f)	Recent accounting pronouncements

Standards issued but not yet effective and not early adopted by the Company

IFRS 9- Financial instruments

In November 2009, the IASB issued IFRS 9, “Financial instruments”, to introduce certain new requirements for classifying and measuring financial assets. IFRS 9 divides all financial assets that are currently in the scope of IAS 39 into two classifications – those measured at amortized cost and those measured at fair value. The standard, along with proposed expansion of IFRS 9 for classifying and measuring financial liabilities, de-recognition of financial instruments, impairment, and hedge accounting, will be applicable for annual periods beginning on or after January 1, 2015, although entities are permitted to adopt earlier. The Company believes that the adoption of IFRS 9 will not have any material impact on its consolidated financial statements.

New standards and amendments on consolidated financial statements and joint arrangements

In May 2011, the IASB issued the following new standards and amendments on consolidated financial statements and joint arrangements:

•	IFRS 10, “Consolidated financial statements”.

•	IFRS 11, “Joint arrangements”.

•	IFRS 12, “Disclosure of interests in other entities”.

•	IFRS 13, “Fair Value Measurement”.

•	IAS 27 (Revised 2011), “Consolidated and separate financial statements”, which has been amended for the issuance of IFRS 10 but retains the current guidance on separate financial statements.

•	IAS 28 (Revised 2011), “Investments in associates”, which has been amended for conforming changes on the basis of the issuance of IFRS 10 and IFRS 11.

All of the standards mentioned above are effective for annual periods beginning on or after January 1, 2013; earlier application is permitted as long as each of the other standards in this group is also early applied. The Company believes that adoption of IFRS 10, 11 and 12 and IAS 27 (revised 2011) and IAS 28 (revised 2011) will not have any material impact on its consolidated financial statements. With respect to IFRS 13, the Company is evaluating the impact of this new standard on the Company’s consolidated financial statements.

IAS-19- Employee benefits

In June 2011, the IASB issued an amendment to IAS-19 “Employee benefits”, which amended the standard as follows:

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

Basis of preparation of financial statements (continued)

f)	Recent accounting pronouncements (continued)

IAS-19- Employee benefits (continued)

•

The amended standard requires recognition of changes in the net defined benefit liability/(asset), including immediate recognition of defined benefit cost, disaggregation of defined benefit cost into components, recognition of re-measurements in other comprehensive income, plan amendments, curtailments and settlements.

•	The amended standard introduced enhanced disclosures about defined benefit plans.

•

The amended standard modified accounting for termination benefits, including distinguishing benefits provided in exchange for services from benefits provided in exchange for the termination of employment, and it affected the recognition and measurement of termination benefits.

•

The amended standard provided clarification regarding various issues, including the classification of employee benefits, current estimates of mortality rates, tax and administration costs and risk-sharing and conditional indexation features.

•

The amended standard incorporated, without change, the IFRS Interpretations Committee’s requirements set forth in IFRIC 14 “IAS 19—The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction”.

•

These amendments are effective for annual periods beginning on or after January 1, 2013, although earlier application is permitted. The Company is evaluating the impact of these amendments on its consolidated financial statements.

IAS-1- Presentation of Financial Statements

In June 2011, the IASB issued an amendment to IAS-1 “Presentation of financial statements”, which amended the standard as follows:

•

The amended standard requires entities to group items presented in other comprehensive income based on whether they are potentially reclassifiable to profit or loss subsequently—i.e., those that might be reclassified and those that will not be reclassified.

•

The amended standard requires tax associated with items presented before tax to be shown separately for each of the two groups of other comprehensive income items (without changing the option to present items of other comprehensive income either before tax or net of tax).

These amendments are effective for annual periods beginning on or after July 1, 2012, although earlier application is permitted. The Company is required to adopt IAS 1 (Amended) by the accounting year commencing April 1, 2013. The Company believes that these amendments will not have any material impact on its consolidated financial statements.

Amendment to IFRS 7—Disclosures—offsetting financial assets and financial liabilities

In December, 2011, the IASB issued an amendment to IFRS 7 “Disclosures—offsetting financial assets and financial liabilities”. The amended standard requires additional disclosures where financial assets and financial liabilities are offset in the balance sheet. These disclosures would provide users with information that is useful in (a) evaluating the effect or potential effect of netting arrangements on an entity’s financial position and (b) analyzing and comparing financial statements prepared in accordance with IFRSs and U.S. GAAP. The amendment is effective for fiscal years beginning on or after January 1, 2013. Earlier application is permitted. The Company is in the process of evaluating the impact of these amendments on its consolidated financial statements.

Amendment to IAS 32—Offsetting financial assets and financial liabilities

In December, 2011, the IASB issued an amendment to IAS 32 “Offsetting financial assets and financial liabilities”. The purpose of the amendment is to clarify some of the requirements for offsetting financial assets and financial liabilities on the balance sheet. This includes clarifying the meaning of “currently has a legally enforceable right to set-off” and also the application of the IAS 32 offsetting criteria to settlement systems (such as central clearing house systems) which apply gross settlement mechanisms that are not simultaneous. The amendment is effective retrospectively for fiscal years beginning on or after January 1, 2014. Earlier application is permitted. The Company is in the process of evaluating the impact of these amendments on its consolidated financial statements.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

3.	Segment reporting

The Chief Operating Decision Maker (“CODM”) evaluates the Company’s performance and allocates resources based on an analysis of various performance indicators by operating segments. The reportable operating segments reviewed by the CODM are as follows:

•	Global Generics;

•	Pharmaceutical Services and Active Ingredients (“PSAI”); and

•	Proprietary Products.

Global Generics. This segment consists of finished pharmaceutical products ready for consumption by the patient, marketed under a brand name (branded formulations) or as generic finished dosages with therapeutic equivalence to branded formulations (generics). This segment includes the operations of the Company’s biologics business.

Pharmaceutical Services and Active Ingredients. This segment includes active pharmaceutical ingredients and intermediaries, also known as active pharmaceutical products or bulk drugs, which are the principal ingredients for finished pharmaceutical products. Active pharmaceutical ingredients and intermediaries become finished pharmaceutical products when the dosages are fixed in a form ready for human consumption such as a tablet, capsule or liquid using additional inactive ingredients. This segment also includes contract research services and the manufacture and sale of active pharmaceutical ingredients and steroids in accordance with the specific customer requirements.

Proprietary Products. This segment involves the discovery of new chemical entities and differentiated formulations for commercialization and out-licensing. The Company’s differentiated formulations portfolio consists of new, synergistic combinations and technologies that improve safety and/or efficacy by modifying pharmacokinetics of existing medicines. This segment also involves the Company’s specialty pharmaceuticals business, which conducts sales and marketing operations for in-licensed and co-developed dermatology products.

The CODM reviews revenue and gross profit as the performance indicator for all of the above reportable segments. The CODM does not review the total assets and liabilities for each reportable segment.

Information about segments:	For the six months ended September 30,
Segments	Global Generics		PSAI		Proprietary Products		Others		Total
	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011
Segment revenues (Note 1)	39,169	30,560	13,402	10,764	681	461	963	676	54,215	42,461

Gross profit	23,121	19,463	4,423	2,734	611	377	487	186	28,642	22,760
Selling, general and administrative expenses									16,291	13,972
Research and development expenses									3,322	2,656
Impairment loss on intangible assets									507	—

Impairment loss on goodwill									181	—

Other (income)/expense, net									(615)	(402)

Results from operating activities									8,956	6,534

Finance income/(expense), net									159	(96)
Share of profit/(loss) of equity accounted investees, net of income tax									47	17

Profit before income tax									9,162	6,455

Income tax expense									(1,877)	(750)

Profit for the period									7,285	5,705

Note 1:

Segment revenue for the six months ended September 30, 2012 does not include inter-segment revenues from PSAI to Global Generics, which is accounted for at cost of 2,651 (as compared to 2,173 for the six months ended September 30, 2011).

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

3.	Segment reporting (continued)

Information about segments:	For the three months ended September 30,
Segments	Global Generics		PSAI		Proprietary Products		Others		Total
	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011
Segment revenues (Note 1)	20,103	16,136	7,875	5,933	303	264	528	345	28,809	22,678

Gross profit	11,858	10,200	2,703	1,690	262	215	278	100	15,101	12,205
Selling, general and administrative expenses									8,013	7,217
Research and development expenses									1,759	1,459
Impairment loss on intangible assets									507	—

Impairment loss on goodwill									181	—

Other (income)/expense, net									(397)	(216)

Results from operating activities									5,038	3,745

Finance income/(expense), net									371	(50)
Share of profit/(loss) of equity accounted investees, net of income tax									28	13

Profit before income tax									5,437	3,708

Income tax expense									(1,512)	(630)

Profit for the period									3,925	3,078

Note 1:

Segment revenue for the three months ended September 30, 2012 does not include inter-segment revenues from PSAI to Global Generics which is accounted for at cost of 1,341(as compared to 1,244 for the three months ended September 30, 2011).

Analysis of revenue by geography within Global Generics segment:

The CODM reviews the geographical composition of revenues within the Company’s Global Generics segment. Accordingly, the geographical revenue information within the Company’s Global Generics segment has been provided for the six and three months ended September 30, 2012 and 2011 with corresponding comparative information.

The following table shows the distribution of the Company’s revenues by geography within the Company’s Global Generics segment, based on the location of the customers:

	For the six months ended September 30,
	2012	2011
India	7,361	6,395
North America (the United States and Canada)	17,191	12,043
Russia and other countries of the former Soviet Union	8,008	6,398
Europe	3,954	4,034
Others	2,655	1,690

	39,169	30,560

	For the three months ended September 30,
	2012	2011
India	3,879	3,459
North America (the United States and Canada)	9,270	6,287
Russia and other countries of the former Soviet Union	3,841	3,380
Europe	1,777	2,117
Others	1,336	893

	20,103	16,136

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

3.	Segment reporting (continued)

An analysis of revenues by key products in the Company’s Global Generics segment is given below:

	For the six months ended September 30,		For the three months ended September 30,
	2012	2011	2012	2011
Omeprazole	5,500	5,032	2,912	2,423
Nimesulide	2,438	2,191	1,261	1,247
Lansoprazole	1,725	1,140	754	618
Ziprasidone	1,593	—	702	—
Ciprofloxacin	1,198	1,131	658	609
Fondaparinux	1,162	410	664	410
Ketorolac	1,103	1,051	511	527
Tacrolimus	1,102	1,293	762	645
Ibuprofen	1,487	736	1,053	372
Cetirizine	927	707	356	335
Others	20,934	16,869	10,470	8,950

Total	39,169	30,560	20,103	16,136

An analysis of revenues by key products in the Company’s PSAI segment is given below:

	For the six months ended September 30,		For the three months ended September 30,
	2012	2011	2012	2011
Naproxen	1,646	694	937	430
Clopidogrel	1,492	876	829	637
Escitalopram oxalate	1,062	778	709	509
Atorvastatin	1,057	445	446	191
FFP-Pentylfuranoside	677	—	677	—
Montelukast	560	109	362	5
Ibandronate sodium	533	—	27	—
Rabeprazole	390	329	254	149
Levetiracetum	287	89	168	48
Losartan potassium	285	224	149	123
Others	5,413	7,220	3,317	3,841

Total	13,402	10,764	7,875	5,933

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

4.	Cash and cash equivalents

Cash and cash equivalents consist of:

	As of
	September 30, 2012	March 31, 2012
Cash balances	5	5
Balances with banks	4,686	4,771
Time deposit balances with banks	2,288	2,603

Cash and cash equivalents on the statements of financial position	6,979	7,379
Bank overdrafts used for cash management purposes	—	—

Cash and cash equivalents in the cash flow statement	6,979	7,379

Balances with banks included restricted cash of 342 and 181, as of September 30, 2012 and March 31, 2012, which consisted of:

•	34 as of September 30, 2012 and 30 as of March 31, 2012, representing amounts in the Company’s unclaimed dividend and debenture interest account, which are therefore restricted;

•

99 as of September 30, 2012 and 94 as of March 31, 2012, representing amounts deposited as security for a bond executed for an environmental liability relating to the Company’s site in Mirfield, United Kingdom;

•	9 as of September 30, 2012 and 8 as of March 31, 2012, representing amounts deposited in an escrow account as partial consideration for acquiring an intangible asset;

•

166 as of September 30, 2012 and 4 as of March 31, 2012, representing amounts deposited in an escrow account pursuant to a research and collaboration arrangement entered into with Um Pharmauji Sdn. Bhd., Malaysia; and

•	34 as of September 30, 2012 and 45 as of March 31, 2012, representing amounts deposited with banks as security for obtaining bank guarantees.

5.	Other investments

Other investments consist of investments in units of mutual funds, equity securities and term deposits (i.e., certificates of deposit) with banks. The details of such investments as of September 30, 2012 were as follows:

	Cost	Gain/(loss) recognized directly in equity	Fair value
Investment in units of mutual funds	1,969	59	2,028
Investment in equity securities	3	24	27
Term deposits with banks	11,816	—	11,816

	13,788	83	13,871

Less: Current portion
Investment in units of mutual funds	1,969	59	2,028
Investment in equity securities	3	24	27
Term deposits with banks	11,607	—	11,607

	13,579	83	13,662

Non-current portion
Term deposits with banks	209	—	209

	209	—	209

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

5.	Other investments (continued)

All of the other investments were current as of March 31, 2012, the details of which are as follows:

	Cost	Gain/(loss) recognized directly in equity	Fair value
Investment in units of mutual funds	2,070	10	2,080
Investment in equity securities	3	22	25
Term deposits with banks	8,668	—	8,668

	10,741	32	10,773

6.	Inventories

Inventories consist of the following:

	As of
	September 30, 2012	March 31, 2012
Raw materials	6,982	6,472
Packing material, stores and spares	1,349	1,311
Work-in-process	5,740	4,974
Finished goods	7,814	6,595

	21,885	19,352

During the three months and six months ended September 30, 2012, the Company recorded inventory write-downs of 420 and 850, respectively (as compared to 450 and 755 for the three months and six months ended September 30, 2011, respectively). These adjustments were included in cost of revenues. Cost of revenues for the three months and six months ended September 30, 2012 include raw materials, consumables and changes in finished goods and work in progress recognized in the income statements amounting to 8,848 and 16,642, respectively (as compared to 7,008 and 12,838 for the three months and six months ended September 30, 2011, respectively). The above table includes inventories amounting to 634 and 766 which are carried at fair value, less cost to sell, as at September 30, 2012 and March 31, 2012, respectively.

7.	Hedges of foreign currency risks

The Company is exposed to exchange rate risk which arises from its foreign exchange revenues and expenses, primarily in U.S. dollars, U.K. pounds sterling, Russian roubles and Euros, and foreign currency debt in U.S. dollars, Russian roubles and Euros.

The Company uses forward contracts, future contracts and option contracts (collectively, “derivative contracts”) to mitigate its risk of changes in foreign currency exchange rates. The Company also uses non-derivative financial instruments as part of its foreign currency exposure risk mitigation strategy.

Hedges of highly probable forecasted transactions

The Company classifies its derivative contracts that hedge foreign currency risk associated with highly probable forecasted transactions as cash flow hedges and measures them at fair value. The effective portion of such cash flow hedges is recorded in the Company’s hedging reserve as a component of equity and re-classified to the income statement as revenue in the period corresponding to the occurrence of the forecasted transactions. The ineffective portion of such cash flow hedges is recorded in the income statement as finance costs immediately.

The Company also designates certain non-derivative financial liabilities, such as foreign currency borrowings from banks, as hedging instruments for the hedge of foreign currency risk associated with highly probable forecasted transactions. Accordingly, the Company applies cash flow hedge accounting to such relationships. Re-measurement gain/loss on such non-derivative financial liabilities is recorded in the Company’s hedging reserve as a component of equity and re-classified to the income statement as revenue in the period corresponding to the occurrence of the forecasted transactions.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

7.	Hedges of foreign currency risks (continued)

In respect of the aforesaid hedges of highly probable forecasted transactions, the Company has recorded, as a component of equity, a net gain of 3,076 and 1,216 for the three and six months ended September 30, 2012, respectively (as compared to a net loss of 2,552 and 2,545 for the three and six months ended September 30, 2011, respectively). The Company also recorded, as part of revenue, a net loss of 1,040 and 1,730 during the three and six months ended September 30, 2012, respectively (as compared to a net gain of 45 and 203 during the three and six months ended September 30, 2011, respectively).

The net carrying amount of the Company’s “hedging reserve” as a component of equity before adjusting for tax impact was a loss of 735 and 1,950 as of September 30, 2012 and March 31, 2012, respectively.

Hedges of recognized assets and liabilities

Changes in the fair value of derivative contracts that economically hedge monetary assets and liabilities in foreign currencies, and for which no hedge accounting is applied, are recognized in the income statement. The changes in fair value of these derivative contracts, as well as the foreign exchange gains and losses relating to the monetary items, are recognized as part of “net finance costs”.

In respect of the aforesaid foreign exchange derivative contracts and the ineffective portion of the derivative contracts designated as cash flow hedges, the Company has recorded, as part of finance costs, a net gain of 1,497 and 701 for the three and six months ended September 30, 2012, respectively (as compared to a net loss of 471 and 315 for the three and six months ended September 30, 2011, respectively).

8.	Financial instruments

Non-derivative financial instruments

Non-derivative financial instruments consists of investments in mutual funds, equity and debt securities, trade receivables, certain other assets, cash and cash equivalents, loans and borrowings, trade payables and certain other liabilities. The net carrying amount of all non-derivative financial instruments, as at September 30, 2012, was a net liability of 11,009 (as compared to a net liability of 10,558 as at March 31, 2012). The fair value of all non-derivative financial instruments, as at September 2012, was a net liability of 10,886 (as compared to a net liability of 10,324 as at March 31, 2012).

Derivative financial instruments

The Company is exposed to exchange rate risk, which arises from its foreign exchange revenues and expenses, primarily in U.S. dollars, British pounds sterling, Russian roubles and Euros, and foreign currency debt in U.S. dollars, Russian roubles and Euros. The Company uses forward exchange contracts, futures contracts and option contracts (collectively, “derivative contracts”) to mitigate its risk of changes in foreign currency exchange rates. The net carrying amount and fair value of all derivative financial instruments, as at September 30, 2012, was a net asset of 286 (as compared to a net liability of 1,823 as at March 31, 2012).

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

9.	Property, plant and equipment

Acquisitions and disposals

During the six months ended September 30, 2012, the Company acquired assets at an aggregate cost of 3,725 (as compared to a cost of 3,383 and 6,843 for the six months ended September 30, 2011 and the year ended March 31, 2012, respectively). Assets with a net book value of 24 were disposed of during the six months ended September 30, 2012 (as compared to 14 and 77 for the six months ended September 30, 2011 and the year ended March 31, 2012, respectively), resulting in a net loss on disposal of 3 during the six months ended September 30, 2012 (as compared to net profit of 0 and net loss of 40 for the six months ended September 30, 2011 and the year ended March 31, 2012, respectively). Depreciation expense for the three months and six months ended September 30, 2012 was 943 and 1,840, respectively (as compared to 880 and 1,708 for the three months and six months ended September 30, 2011, respectively).

Government grants

During the years ended March 31, 2012 and 2011, the State of Louisiana approved the Company’s application for certain grants associated with construction of a manufacturing facility in the United States amounting to 54 (U.S.$1.1) and 47 (U.S.$1), respectively. As per the terms of these grants, the State of Louisiana placed certain ongoing conditions on the Company, requiring a minimum cost to be incurred and also requiring employment of a minimum number of people. In proportion to the actual cost incurred, the Company has accrued the proportionate share of each grant as a reduction from the carrying value of property, plant and equipment. As at September 30, 2012, the Company received a total amount of 101 (U.S.$2.1) in respect of grants from the State of Louisiana and the Company was in compliance with all the conditions attached to these grants.

Capital commitments

As of September 30, 2012 and March 31, 2012, the Company was committed to spend approximately 2,230 and 2,351, respectively, under agreements to purchase property, plant and equipment. This amount is net of capital advances paid in respect of such purchases.

10.	Goodwill

Goodwill arising upon acquisitions is not amortized but tested for impairment annually or more frequently if there are certain internal or external indicators of impairment.

The following table presents the changes in goodwill during the six months ended September 30, 2012 and 2011 and the year ended March 31, 2012:

	Six months ended September 30, 2012	Six months ended September 30, 2011	Year ended March 31, 2012
Opening balance (1)	18,301	18,273	18,273
Effect of translation adjustments	12	20	28

Closing balance (1)	18,313	18,293	18,301

Less: Impairment loss (2) (3)	(16,274)	(16,093)	(16,093)

	2,039	2,200	2,208

(1)	This does not include goodwill arising upon investment in associates of 181, which is included in the carrying value of the investment in the equity accounted investees.
(2)	The impairment loss of 16,274 includes 16,003 pertaining to the Company’s German subsidiary, betapharm Arzneimittel GmbH, which is part of the Company’s Global Generics segment.
(3)

Based on the business performance and expected cash flows from its business in Italy, the Company carried out an impairment test of Dr. Reddy’s SRL’s cash-generating unit and recorded an impairment loss of goodwill and an impairment loss on intangible assets amounting to 181 and 10, respectively, during the three months ended September 30, 2012.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

11.	Intangible assets

Acquisitions of intangibles

During the three and six months ended September 30, 2012, the Company acquired intangible assets at an aggregate cost of 87 and 127, respectively (as compared to a cost of 96 and 108 for the three and six months ended September 30, 2011, respectively, and 127 for the year ended March 31, 2012).

Amortization expenses for the three and six months ended September 30, 2012 were 433 and 833, respectively (as compared to amortization expenses of 389 and 794 for the three months and six months ended September 30, 2011, respectively).

Impairment losses recorded for the year ended March 31, 2012

During the three months ended March 31, 2012, there were certain significant changes in the German generics pharmaceutical market that were expected to adversely impact the future operations of the Company’s German subsidiary, betapharm Arzneimittel GmbH (“betapharm”). Among other things, there was a reference pricing review which resulted in a reduction of the government mandated price of certain of betapharm’s products being sold, and is expected to adversely affect its sales margins. In addition, one of the key SHI funds, Barmer GEK, announced a large sales tender which is expected to cause significant impact on the price realization of some of the key products of betapharm.

As a result of such adverse market developments, the Company reassessed the recoverable amounts of betapharm’s product-related intangibles, and that of the cash generating unit which comprises these product-related intangibles and its trademark/brand “beta”. The recoverable amount of both the product-related intangibles and the betapharm cash generating unit was based on their fair value less costs to sell, which was higher than its value in use. As a result of this re-evaluation, the carrying amount of certain product-related intangibles was determined to be higher than its recoverable amount. Accordingly, an impairment loss of 1,022 for the product related intangibles was recorded for the year ended March 31, 2012.

The above impairment losses relate to the Company’s Global Generics segment.

The Company used the discounted cash flow approach to calculate the fair value less cost to sell. The key assumptions considered in the calculation are as follows:

•

Revenue projections are based on the revised budgets for the fiscal year ending March 31, 2013, based on management’s analysis of current orders booked and the actual performance of betapharm during recent months. These projections take into account the expected long term growth rate in the German generics industry.

•	The net cash flows have been discounted based on a post-tax discount rate ranging from 6.33% to 8.05%.

As at March 31, 2012, the carrying amount of the betapharm cash generating unit consisted of intangibles amounting to 6,294.

Impairment losses recorded for the three months ended September 30, 2012

During the three months ended September 30, 2012, the Company determined that there was a decline in expected cash flows of a product portfolio forming part of certain product related intangibles primarily due to higher than expected price erosion and increased competition leading to lower volumes. Consequently, the Company reassessed the recoverable amounts of such product-related intangibles using the value in use approach and determined that the carrying amount of such product-related intangibles was higher than its recoverable amount. Accordingly, an impairment loss of 497 for such product related intangibles was recorded for the three months ended September 30, 2012. The above impairment losses relate to the Company’s Global Generics segment.

The pre-tax cash flows have been discounted based on a pre-tax discount rate of 5.52%. As at September 30, 2012, the carrying amount of such product related intangibles after impairment was 1,487.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

11.	Intangible assets (continued)

Distribution and supply agreement with Ceragenix

In November 2007, the Company entered into a Distribution and Supply Agreement with Ceragenix Pharmaceuticals, Inc. and Ceragenix Corporation (collectively, “Ceragenix”). Under this agreement, the Company made up-front and milestone payments of U.S.$5 and commenced distribution of the dermatological product EpiCeram®, a skin barrier emulsion device, in the United States and its territories. In June 2010, Ceragenix (both entities) filed voluntary petitions under Chapter 11 of the U.S. Bankruptcy Code. On June 24, 2011 the United States Bankruptcy Court for the District of Colorado permitted Ceragenix to sell the patent rights, certain business assets and intellectual property relating to EpiCeram® to PuraCap Pharmaceutical LLC and to terminate the Company’s rights under its Distribution and Supply Agreement with Ceragenix. However, the court ordered Ceragenix to pay U.S.$ 2.75 to the Company out of the sales proceeds of the above mentioned assets and intellectual property, as compensation for the termination of the Distribution and Supply Agreement. Upon termination of the Distribution and Supply Agreement, the Company de-recognized the asset and recorded a gain of 31 (excess of amount received over the carrying value of the asset as at June 24, 2011) as part of other (income)/loss in the unaudited condensed consolidated interim financial statements during the three months ended June 30, 2011.

Distribution and supply agreement with Promius Pharma LLC

On March 31, 2011, the Company, through its wholly owned subsidiary Promius Pharma LLC, entered into an agreement with Coria Laboratories Limited (a subsidiary of Valeant Pharmaceuticals International, Inc.) (“Coria”) for the right to manufacture, distribute and market its Cloderm® (clocortolone pivalate 0.1%) product in the United States. Cloderm® is a cream used for treating dermatological inflammation, and is an existing U.S. FDA approved product. In addition to acquiring all relevant U.S. FDA product regulatory approvals and intellectual property rights (other than trademarks) associated with the Cloderm® product, the Company also acquired an underlying raw material supply contract and an exclusive license to use the trademark “Cloderm®” for a period of 8 years. The rights and ownership of this trademark will be transferred from Coria to the Company at the end of the 8th year, subject to payment of all royalties under the contract by the Company. Consideration for this transaction included an upfront payment of 1,605 (U.S.$36) in cash and contingent consideration in the form of a royalty equal to 4% of the Company’s net sales of Cloderm® in the United States during the 8 year trademark license period.

Since the integrated set of assets acquired as part of this transaction does not meet the definition of a business, the acquisition has been recorded as a purchase of an integrated set of complementary intangible assets with similar economic useful lives. Furthermore, contingent payments associated with future sales have also been considered as an element of cost, as they are directly associated with the acquisition of absolute control over the product related intangibles and do not relate to any substantive future activities either by the Company or Coria. Accordingly, an amount of 171 (U.S.$4) has been recorded as management’s best estimate of the present value for the royalty payments over the 8 year trademark license period.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

12.	Loans and borrowings

Short term loans and borrowings

The Company had net short term borrowings of 18,048 as of September 30, 2012, as compared to 15,844 as of March 31, 2012. The borrowings consists primarily of “packing credit” loans drawn by the parent company and other unsecured loans drawn by its subsidiaries in Germany and the United States.

Short term borrowings consist of the following:

	As of
	September 30, 2012	March 31, 2012
Packing credit foreign currency borrowings	12,592	9,322
Other foreign currency borrowings	5,456	5,641
Borrowings on transfer of receivables	—	881

	18,048	15,844

An interest rate profile of short term borrowings from banks is given below:

As of
	September 30, 2012		March 31, 2012
	Currency	Interest Rate	Currency	Interest Rate
Packing credit foreign currency borrowings	USD	LIBOR + 100 to 160 bps	USD	LIBOR + 100 to 150 bps
	EURO	LIBOR + 95 to 135 bps
	RUB	7.85% to 8.45%
Other foreign currency borrowings	USD	LIBOR + 100 bps	USD	LIBOR + 125 bps
	EURO	EURIBOR + 110 bps	EURO	EURIBOR + 135 bps
			RUB and VEF	8.35% to 20%
Borrowings on transfer of receivables	—	—	RUB	7.75%

Borrowings on transfer of receivables

From time to time, the Company enters into receivables transfer arrangements with various banks, in which the Company transfers its short term trade receivables in return for obtaining short term funds. As part of these transactions, the Company provides the applicable bank with credit indemnities over the expected losses of those receivables. Since the Company retains substantially all of the risks and rewards of ownership of the trade receivables, including the contractual rights to the associated cash flows, the Company continues to recognize the full carrying amount of the receivables and recognizes the cash received in respect of the transaction as short term borrowings. As of March 31, 2012, the carrying amount of the transferred short-term receivables which were subject to this arrangement was 916 (RUB 530) and the carrying amount of the associated liability was 881 (RUB 509). During the six months ended September 30, 2012, the Company repaid the entire loan outstanding as at March 31, 2012.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

12.	Loans and borrowings (continued)

Long-term borrowings

Long-term loans and borrowings consist of the following:

	As of
	September 30, 2012	March 31, 2012
Foreign currency loan(1)	11,492	11,033
Obligations under finance leases	310	291
Bonus debentures(2)	5,051	5,042

	16,853	16,366

Less: Current portion
Obligations under finance leases	30	31

	30	31

Non-current portion
Foreign currency loan	11,492	11,033
Obligations under finance leases	280	260
Bonus debentures	5,051	5,042

	16,823	16,335

(1)	See the details below on the long-term bank loan of the Company’s Swiss Subsidiary.
(2)	See the details below on the Company’s bonus debentures.

Long-term bank loan of Swiss Subsidiary

On September 28, 2011, Dr. Reddy’s Laboratories, SA (one of the Company’s subsidiaries in Switzerland) (the “Swiss Subsidiary”), entered into a loan agreement providing for it to borrow the sum of 10,713 (U.S.$220), arranged by Citigroup Global Markets Asia Limited, The Bank Of Tokyo-Mitsubishi Ufj, Ltd., Mizuho Corporate Bank, Ltd., The Bank Of Nova Scotia Asia Limited, Australia and New Zealand Banking Group Limited, and Standard Chartered Bank (“Swiss Subsidiary Lenders”).

The term of the loan is for sixty months starting from September 30, 2011. The Swiss Subsidiary is required to repay the loan in eight equal quarterly installments commencing at the end of the 39th month and continuing until the end of the 60th month from September 30, 2011. The loan carries an interest rate of U.S.$ LIBOR + 145 basis points. The parent company has guaranteed all obligations of the Swiss Subsidiary under loan agreement.

The loan agreement imposes various financial covenants on both the parent company and the Swiss Subsidiary, including, without limitation, the following (each capitalized term below is as defined in the loan agreement):

•	Net Financial Indebtedness to EBITDA: The Company’s ratio of net financial indebtedness to EBITDA shall not at any time exceed 2.3:1.

•

Secured Debt to Financial Indebtedness: The Company’s ratio of secured debt to financial indebtedness shall not at any time exceed 0.2:1. However, if the ratio of net financial indebtedness to EBITDA falls below 1.5:1, the ratio of secured debt to financial indebtedness shall not at any time exceed 0.3:1.

•	Gearing ratio: The Company’s ratio of financial indebtedness to tangible net worth shall not at any time exceed 1:1.

•

Interest Cover ratio: The Company’s ratio of EBITDA to interest payable (in relation to any period of 12 months ending on the last day of any financial year or financial half-year of the Company) shall not at any time be less than 5:1.

•	Net Worth: The Swiss Subsidiary shall at all times maintain a positive net worth.

The financial computation for each of the foregoing financial covenants shall be calculated on a semi-annual basis by reference to the consolidated financial statements of the Company, except that the Net Worth covenant shall be calculated by reference to financial statements of the Swiss Subsidiary prepared based on IFRS. As of September 30, 2012, the Company was in compliance with the foregoing financial covenants.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

12.	Loans and borrowings (continued)

As part of this arrangement, the Company incurred an amount of 182 (U.S.$3.73) in arrangement fees and other administrative charges. The Company accounted for these costs as transaction costs under IAS 39 and they will be amortized over the term of the loan using the effective interest method. The carrying amount of this loan, measured at amortized cost using the effective interest rate method, as on September 30, 2012 and March 31, 2012 was 11,492 and 11,033, respectively.

Issuance of bonus debentures

As explained in Note 23 of these condensed consolidated interim financial statements, the Company issued unsecured redeemable bonus debentures amounting to 5,078 during the year ended March 31, 2011. In relation to the issuance, the Company incurred directly attributable transaction costs of 51. The bonus debentures do not carry the right to vote or the right to participate in any of the distributable profits or residual assets of the Company, except that the holders of the bonus debentures participate only to the extent of the face value of the instrument plus accrued and unpaid interest thereon. These bonus debentures are mandatorily redeemable at the face value on March 23, 2014 and the Company is obligated to pay the holders of its bonus debentures an annual interest payment equal to 9.25% of the face value thereof on March 24 of each year until (and including upon) maturity. These bonus debentures are measured at amortized cost using the effective interest rate method. The carrying value of these bonus debentures as at September 30, 2012 and March 31, 2012 was 5,051 and 5,042, respectively.

Interest rate profile of long-term debt

An interest rate profile of long-term debt is given below:

	As of
	September 30, 2012	March 31, 2012
Foreign currency borrowings	LIBOR + 145 bps	LIBOR + 145 bps
Bonus debentures	9.25%	9.25%

Undrawn lines of credit from bankers

The Company had undrawn lines of credit of 23,208 and 14,290 as of September 30, 2012 and March 31, 2012, respectively, from its banks for working capital requirements. The Company has the right to draw upon these lines of credit based on its requirements.

Non-derivative financial liabilities designated as cash flow hedges

The Company has designated some of its foreign currency borrowings from banks (non-derivative financial liabilities) as hedging instruments for hedge of foreign currency risk associated with highly probable forecasted transactions and accordingly, applies cash flow hedge accounting for such relationships. Re-measurement gain/loss on such non-derivative financial liabilities is recorded in the Company’s hedging reserve as a component of equity and re-classified to the income statement as revenue in the period corresponding to the occurrence of the forecasted transactions. The carrying value of such non derivative financial liabilities as of September 30, 2012 and March 31, 2012 was 11,833 and 11,634, respectively.

13.	Other (income)/expense, net

Other (income)/expense, net consists of the following:

	Six months ended		Three months ended
	September 30,		September 30,
	2012	2011	2012	2011
Loss/(profit) on sale of property, plant and equipment and intangible assets, net	20	(31)	17	(8)
Sale of spent chemical	(264)	(172)	(149)	(93)
Miscellaneous income	(203)	(207)	(97)	(115)
Provision for expected claim from innovator	(168)	8	(168)	—

	(615)	(402)	(397)	(216)

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

14.	Finance income/(expense), net

Finance income/(expense), net consists of the following:

	Six months ended		Three months ended
	September 30,		September 30,
	2012	2011	2012	2011
Interest income	463	35	226	23
Foreign exchange gain	129	309	338	151
Profit on sale of investments	93	41	52	24
Interest expense	(526)	(481)	(245)	(248)

	159	(96)	371	(50)

15.	Share capital and share premium

During the six months ended September 30, 2012 and 2011, 273,649 and 273,754 equity shares, respectively, were issued as a result of the exercise of vested options granted to employees pursuant to the Dr. Reddy’s Employees Stock Option Plan-2002 and Dr. Reddy’s Employees Stock Option Plan-2007. During the six months ended September 30, 2012, options having an exercise price based upon par value of the underlying shares were exercised, with each having an exercise price of 5. The amount of grant date fair value previously recognized for these options has been transferred from “share based payment reserve” to “share premium” in the unaudited condensed consolidated statement of changes in equity for the six months ended September 30, 2012.

16.	Earnings per share

Basic earnings per share

The calculation of basic earnings per share for the six month period ended September 30, 2012 was based on the profit attributable to equity holders of 7,285 (as compared to a profit of 5,705 for the six months ended September 30, 2011) and a weighted average number of equity shares outstanding during the six months ended September 30, 2012 and 2011, calculated as follows:

	Six months ended September 30,
	2012	2011
Issued equity shares as on April 1	169,560,346	169,252,732
Effect of shares issued upon exercise of stock options	159,759	144,699
Weighted average number of equity shares at September 30	169,720,105	169,397,431

The calculation of basic earnings per share for the three month period ended September 30, 2012 was based on the profit attributable to equity holders of 3,925 (as compared to a profit of 3,078 for the three months ended September 30, 2011) and a weighted average number of equity shares outstanding during the three months ended September 30, 2012 and 2011, calculated as follows:

	Three months ended September 30,
	2012	2011
Issued equity shares as on July 1	169,807,913	169,475,832
Effect of shares issued upon exercise of stock options	8,222	12,664
Weighted average number of equity shares at September 30	169,816,135	169,488,496

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

16.	Earnings per share (continued)

Diluted earnings per share

The calculation of diluted earnings per share for the six months ended September 30, 2012 was based on the profit attributable to equity holders of 7,285 (as compared to a profit of 5,705 for the six months ended September 30, 2011) and a weighted average number of equity shares outstanding during the six months ended September 30, 2012 and 2011, calculated as follows:

	Six months ended September 30,
	2012	2011
Weighted average number of equity shares at September 30 (Basic)	169,720,105	169,397,431
Effect of stock options outstanding	621,931	712,425
Weighted average number of equity shares at September 30 (Diluted)	170,342,036	170,109,856

The calculation of diluted earnings per share for the three months ended September 30, 2012 was based on the profit attributable to equity holders of 3,925 (as compared to 3,078 for the three months ended September 30, 2011) and a weighted average number of equity shares outstanding during the three months ended September 30, 2012 and 2011, calculated as follows:

	Three months ended September 30,
	2012	2011
Weighted average number of ordinary shares at September 30 (Basic)	169,816,135	169,488,496
Effect of stock options outstanding	459,245	572,302
Weighted average number of equity shares at September 30 (Diluted)	170,275,380	170,060,797

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

17.	Employee stock incentive plans

Dr. Reddy’s Employees Stock Option Plan-2002 (the “DRL 2002 Plan”):

The Company instituted the DRL 2002 Plan for all eligible employees pursuant to the special resolution approved by the shareholders in the Annual General Meeting held on September 24, 2001. The DRL 2002 Plan covers all employees of DRL and its subsidiaries and directors (excluding promoter directors) of DRL and its subsidiaries (collectively, “eligible employees”). The compensation committee of the Board of DRL (the “Compensation Committee”) administers the DRL 2002 Plan and grants stock options to eligible employees. The Compensation Committee determines which eligible employees will receive options, the number of options to be granted, the exercise price, the vesting period and the exercise period. The vesting period is determined for all options issued on the date of grant. The options issued under the DRL 2002 Plan vest in periods ranging between one and four years and generally have a maximum contractual term of five years.

The DRL 2002 Plan was amended on July 28, 2004 at the annual general meeting of shareholders to provide for stock option grants in two categories:

Category A: 1,721,700 stock options out of the total of 2,295,478 options reserved for grant having an exercise price equal to the fair market value of the underlying equity shares on the date of grant; and

Category B: 573,778 stock options out of the total of 2,295,478 options reserved for grant having an exercise price equal to the par value of the underlying equity shares (i.e., 5 per option).

The DRL 2002 Plan was further amended on July 27, 2005 at the annual general meeting of shareholders to provide for stock option grants in two categories:

Category A: 300,000 stock options out of the total of 2,295,478 options reserved for grant having an exercise price equal to the fair market value of the underlying equity shares on the date of grant; and

Category B: 1,995,478 stock options out of the total of 2,295,478 options reserved for grant having an exercise price equal to the par value of the underlying equity shares (i.e., 5 per option).

Under the DRL 2002 Plan, the exercise price of the fair market value options granted under Category A above is determined based on the average closing price for 30 days prior to the grant in the stock exchange where there is highest trading volume during that period. Notwithstanding the foregoing, the Compensation Committee may, after obtaining the approval of the shareholders in the annual general meeting, grant options with a per share exercise price other than fair market value and par value of the equity shares.

After the stock split effected in the form of stock dividend issued by the Company in August 2006, the DRL 2002 Plan provides for stock options granted in the above two categories as follows:

Particulars	Number of Options under Category A	Number of Options under Category B	Total
Options reserved under original plan	300,000	1,995,478	2,295,478
Options exercised prior to stock dividend date (A)	94,061	147,793	241,854
Balance of shares that can be allotted on exercise of options (B)	205,939	1,847,685	2,053,624
Options arising from stock dividend (C)	205,939	1,847,685	2,053,624
Options reserved after stock dividend (A+B+C)	505,939	3,843,163	4,349,102

The term of the DRL 2002 plan expired on January 29, 2012. Consequently, the Board of Directors of the Company, based on the recommendation of the Compensation Committee, extended the term of the DRL 2002 plan for a period of 10 years with effect from January 29, 2012, after the approval of shareholders at the Company’s Annual General Meeting held on July 20, 2012.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

17.	Employee stock incentive plans (continued)

Dr. Reddy’s Employees ADR Stock Option Plan-2007 (the “DRL 2007 Plan”):

The Company instituted the DRL 2007 Plan for all eligible employees in pursuance of the special resolution approved by the shareholders in the Annual General Meeting held on July 27, 2005. The DRL 2007 Plan became effective upon its approval by the Board of Directors on January 22, 2007. The DRL 2007 Plan covers all employees of DRL and its subsidiaries and directors (excluding promoter directors) of DRL and its subsidiaries (collectively, “eligible employees”). The Compensation Committee administers the DRL 2007 Plan and grants stock options to eligible employees. The Compensation Committee determines which eligible employees will receive options, the number of options to be granted, the exercise price, the vesting period and the exercise period. The vesting period is determined for all options issued on the date of grant. The options issued under DRL 2007 Plan vest in periods ranging between one and four years and generally have a maximum contractual term of five years.

The DRL 2007 Plan provides for option grants in two categories:

Category A: 382,695 stock options out of the total of 1,530,779 stock options reserved for grant having an exercise price equal to the fair market value of the underlying equity shares on the date of grant; and

Category B: 1,148,084 stock options out of the total of 1,530,779 stock options reserved for grant having an exercise price equal to the par value of the underlying equity shares (i.e., 5 per option).

Aurigene Discovery Technologies Ltd. Employee Stock Option Plan 2003 (the “Aurigene ESOP Plan”):

Aurigene Discovery Technologies Limited (“Aurigene”), a consolidated subsidiary, adopted the Aurigene ESOP Plan to provide for issuance of stock options to employees of Aurigene and its subsidiary, Aurigene Discovery Technologies Inc., who have completed one full year of service with Aurigene or its subsidiary. Aurigene has reserved 4,550,000 of its ordinary shares for issuance under this plan. Under the Aurigene ESOP Plan, stock options may be granted at an exercise price as determined by Aurigene’s compensation committee. The options issued under the Aurigene ESOP Plan vest in periods ranging from one to three years, including certain options which vest immediately on grant, and generally have a maximum contractual term of three years.

During the year ended March 31, 2008, the Aurigene ESOP Plan was amended to increase the total number of options reserved for issuance to 7,500,000 and to provide for Aurigene’s recovery of the Fringe Benefit Tax from employees upon the exercise of their stock options. During the three months ended September 30, 2011, the Company cancelled 1,009,090 stock options which were fully vested and outstanding under the Aurigene ESOP Plan, upon surrender of options by the employees, and the Aurigene ESOP Plan was closed by a resolution of the shareholders. Accordingly, no stock options were outstanding under the Aurigene ESOP Plan as at September 30, 2012.

Stock option activity during the period

The terms and conditions of the grants made during the six months ended September 30, 2012 under the above plans were as follows:

Particulars	Number of instruments	Exercise price	Vesting period	Contractual life
DRL 2002 Plan:
- Category A	—	—	—	—
- Category B	335,110	5.00	1 to 4 years	5 years
DRL 2007 Plan:
- Category A	—	—	—	—
- Category B	58,140	5.00	1 to 4 years	5 years
Aurigene ESOP Plan:	—	—	—	—

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

17.	Employee stock incentive plans (continued)

The terms and conditions of the grants made during the six months ended September 30, 2011 under the above plans were as follows:

Particulars	Number of instruments	Exercise price	Vesting period	Contractual life
DRL 2002 Plan:
- Category A	—	—	—	—
- Category B	262,520	5.00	1 to 4 years	5 years
DRL 2007 Plan:
- Category A	—	—	—	—
- Category B	56,060	5.00	1 to 4 years	5 years
Aurigene ESOP Plan:	—	—	—	—

The weighted average inputs used in computing the fair value of such grants were as follows:

	Six months ended September 30,
	2012	2011
Expected volatility	23.61%	28.92%
Exercise price	5.00	5.00
Option life	2.5 Years	2.42 Years
Risk-free interest rate	8.21%	8.34%
Expected dividends	0.81%	0.70%
Grant date share price	1,697.65	1,598.57

The fair values of services received in return for share options granted to employees are measured by reference to the fair value of stock options granted. The fair value of stock options has been measured using the Black-Scholes-Merton valuation model at the date of the grant.

Share-based payment expense

For the six months ended September 30, 2012 and 2011, amounts of 181 and 153, respectively, and for the three months ended September 30, 2012 and 2011, amounts of 105 and 89, respectively, have been recorded as total employee share based expense under all employee stock incentive plans. As of September 30, 2012, there was approximately 576 of total unrecognized compensation cost related to unvested stock options. This cost is expected to be recognized over a weighted-average period of 3.18 years.

18.	Employee benefit plans

Gratuity benefits

In accordance with applicable Indian laws, the Company provides for gratuity, a defined benefit retirement plan (the “Gratuity Plan”) covering certain categories of employees. The Gratuity Plan provides a lump sum payment to vested employees at retirement or termination of employment. The amount of payment is based on the respective employee’s last drawn salary and the years of employment with the Company. Effective September 1, 1999, the Company established the Dr. Reddy’s Laboratories Gratuity Fund (the “Gratuity Fund”). Liabilities in respect of the Gratuity Plan are determined by an actuarial valuation, based upon which the Company makes contributions to the Gratuity Fund. Trustees administer the contributions made to the Gratuity Fund. Amounts contributed to the Gratuity Fund are invested in specific securities as mandated by law and generally consist of federal and state government bonds and debt instruments of government-owned corporations.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

18.	Employee benefit plans (continued)

The components of net periodic benefit cost for the six months ended September 30, 2012 and 2011 are as follows:

	Six months ended September 30,
	2012	2011
Service cost	46	42
Interest cost	30	26
Expected return on plan assets	(28)	(18)
Recognized net actuarial (gain)/loss	4	6

Net amount recognized	52	56

The components of net periodic benefit cost for the three months ended September 30, 2012 and 2011 are as follows:

	Three months ended September 30,
	2012	2011
Service cost	23	21
Interest cost	15	13
Expected return on plan assets	(14)	(9)
Recognized net actuarial (gain)/loss	2	3

Net amount recognized	26	28

Pension, seniority and severance plan

All employees of the Company’s subsidiary in Mexico, Industrias Quimicas Falcon de Mexico S.A. de C.V. (“Falcon”), are entitled to a pension benefit in the form of a defined benefit plan. The Falcon pension plan provides for payment to vested employees at retirement or termination of employment. This payment is based on the employee’s integrated salary and is paid in the form of a monthly pension over a period of 20 years computed based on a pre-defined formula. Liabilities in respect of the pension plan are determined by an actuarial valuation, based upon which the Company makes contributions to the pension plan fund. This fund is administered by a third party, who is provided guidance by a technical committee formed by senior employees of Falcon.

Falcon also provides its employees with termination benefits in the form of seniority premiums, paid from a funded defined benefit plan covering certain categories of employees, and severance pay, paid from an unfunded defined benefit plan applicable to the employees who are terminated from the services of Falcon.

The components of net periodic benefit cost for the six months ended September 30, 2012 and 2011 are as follows:

	Six months ended September 30,
	2012	2011
Service cost	12	10
Interest cost	12	14
Expected return on plan assets	(10)	(14)
Recognized net actuarial (gain)/loss	4	4

Net amount recognized	18	14

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

18.	Employee benefit plans (continued)

The components of net periodic benefit cost for the three months ended September 30, 2012 and 2011 are as follows:

	Three months ended September 30,
	2012	2011
Service cost	6	5
Interest cost	6	7
Expected return on plan assets	(5)	(7)
Recognized net actuarial (gain)/loss	2	2

Net amount recognized	9	7

Long service benefit recognitions

During the year ended March 31, 2010, the Company introduced a new post-employment defined benefit scheme under which all eligible employees of the parent company who have completed the specified service tenure with the Company would be eligible for a “Long Service Cash Award” at the time of their employment separation. The amount of such cash payment would be based on the respective employee’s last drawn salary and the specified number of years of employment with the Company. Accordingly the Company has valued the liability through an independent actuary.

The components of net periodic benefit cost for the six months ended September 30, 2012 and 2011 are as follows:

	Six months ended September 30,
	2012	2011
Service cost	4	4
Interest cost	4	2
Expected return on plan assets	—	—
Recognized net actuarial (gain)/loss	—	—

Net amount recognized	8	6

The components of net periodic benefit cost for the three months ended September 30, 2012 and 2011 are as follows:

	Three months ended September 30,
	2012	2011
Service cost	2	2
Interest cost	2	1
Expected return on plan assets	—	—
Recognized net actuarial (gain)/loss	—	—

Net amount recognized	4	3

19.	Income taxes

Income tax expense is recognized based on the Company’s best estimate of the average annual income tax rate for the fiscal year applied to the pre-tax income of the interim period. The average annual income tax rate is determined for each taxing jurisdiction and applied individually to the interim period pre-tax income of each jurisdiction. The difference between the estimated average annual income tax rate and the enacted tax rate is accounted for by a number of factors, including the effect of differences between Indian and foreign tax rates, expenses that are not deductible for tax purposes, income exempted from income taxes, and effects of changes in tax laws and rates.

The Company’s consolidated weighted average tax rate for the six months ended September 30, 2012 and 2011 were 20.5% and 11.6%, respectively. Income tax expense was 1,877 for the six months ended September 30, 2012, as compared to income tax expense of 750 for the six months ended September 30, 2011. The increase in effective tax rate by 8.9% for the six months ended September 30, 2012 as compared to the six months ended September 30, 2011 was primarily on account of the following:

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

19.	Income taxes (continued)

•	an increase in the Company’s effective tax rate by approximately 2.3% on account of impairment of product intangibles and goodwill for the six months ended September 30, 2012; and

•

the Company’s effective tax rate for the six months ended September 30, 2011 was lower by approximately 9% on account of a deferred tax asset created on deductible temporary differences arising from unrealized inter-company profits on inventory held by the Company in higher tax jurisdictions. As per the requirements of IFRS, the Company is required to create a deferred tax asset in respect of unrealized inter-company profit arising on inventory held by the Company at the end of the applicable reporting period by applying the tax rate of the jurisdiction in which the inventory is held.

The foregoing factors were partially offset by a decrease of approximately 1.6% in the Company’s effective tax rate for the six months ended September 30, 2012 on account of higher tax incentives under Indian laws that applied to certain of the Company’s facilities located in India for such six month period as compared to the six months ended September 30, 2011.

The Company’s consolidated weighted average tax rates for the three months ended September 30, 2012 and 2011 were 27.8% and 17.0%, respectively. Income tax expense was 1,512 for the three months ended September 30, 2012, as compared to income tax expense of 630 for the three months ended September 30, 2011. The increase in effective tax rate by 10.8% for the three months ended September 30, 2012 was primarily on account of the following:

•	an increase in the Company’s effective tax rate by approximately 3.8% on account of impairment of product intangibles and goodwill in the six months ended September 30, 2012; and

•

an increase in the Company’s effective tax rate by approximately 5.3% on account of a higher proportion of the Company’s profits being taxed in jurisdictions with higher tax rates for the three months ended September 30, 2012 as compared to the three months ended September 30, 2011.

Total tax expenses recognized directly in the equity amounted to 740 and 482 for the three and six months ended September 30, 2012 (as compared to tax benefits amounting to 608 and 650 for the three and six months ended September 30, 2011). Such tax expenses were primarily due to the tax effects of the Company’s foreign exchange gain on its cash flow hedges. Refer to Note 4 of these unaudited condensed consolidated interim financial statements for further details on cash flow hedges.

During the year ended March 31, 2010, the German tax authorities concluded their preliminary tax audits for betapharm, covering the fiscal years 2001 to 2004, and objected to certain tax positions taken in those years’ income tax returns filed by betapharm. The Company’s best estimate of the additional tax liability that could arise on conclusion of the tax audits was 302 (EUR 5). Accordingly, the Company recorded such amount as additional current tax expense in the income statement for the year ended March 31, 2010. Included as part of the Company’s acquisition of betapharm during the year ended March 31, 2006 were certain pre-existing income tax liabilities pertaining to betapharm for the fiscal periods prior to the date of the closing of the acquisition (in March 2006). Accordingly, the terms of the Sale and Purchase Agreement provided that a certain portion of the purchase consideration amounting to 324 (EUR 6) would be set aside in an escrow account, to be set off against certain indemnity claims by the Company in respect of legal and tax matters that may arise covering such pre-acquisition periods. The right to make tax related indemnity claims would lapse and be time barred at the end of the seven year anniversary of the closing of the acquisition (in March 2013). Upon receipt of such preliminary tax demands, the management of betapharm initiated the process of exercising such indemnity rights against the sellers of betapharm and had concluded that as of March 31, 2010 the Company’s recovery of the full tax amounts demanded by the German tax authorities was virtually certain. Accordingly, a separate asset amounting to 302 (EUR 5) representing such indemnity rights against the sellers was recorded as part of “other assets” in the statement of financial position, with a corresponding credit to the current tax expense for the year ended March 31, 2010.

During the year ended March 31, 2012, the aforesaid German tax audits for the period 2001 to 2004 were completed and a portion of the liability was determined and the payments were made accordingly. The sellers of betapharm paid the Company a corresponding amount pursuant to the Company’s indemnity rights described above.

There are certain income-tax related legal proceedings that are pending against the Company. Potential liabilities, if any, have been adequately provided for, and the Company does not currently estimate any material incremental tax liability in respect of these matters.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

20.	Acquisition of Non-controlling Interests

Dr. Reddy’s Laboratories (Australia) Pty. Limited

During the year ended March 31, 2010, the Company entered into an agreement with Biogenerics Australia Pty. Limited for the acquisition of their non-controlling interest in Dr. Reddy’s Laboratories (Australia) Pty. Limited (“DRLA”). The total purchase consideration was 37 (AUD 1), which included an amount of 25 (AUD 0.6) contingent upon DRLA achieving certain sales targets on or before December 31, 2010 or upon the listing of a certain number of products under the Pharmaceutical Benefit Scheme in Australia by March 31, 2012.

During the year ended March 31, 2011, DRLA did not achieve the sales milestone upon which the consideration of 14 was contingent. Furthermore, DRLA did not achieve the milestone pertaining to the listing of products under the Pharmaceutical Benefit Scheme by the end of March 31, 2012 upon which a balance consideration of 11 was contingent. In accordance with requirements of IFRS 3 (2008), the Company has recorded these changes in contingent consideration as a part of other (income)/expense in its consolidated income statements for the years ended March 31, 2011 and 2012.

21.	Related parties

The Company has entered into transactions with the following related parties:

•	Green Park Hotel and Resorts Limited (formerly known as Diana Hotels Limited) for hotel services;

•	A.R. Life Sciences Private Limited for availing processing services of raw materials and intermediates;

•	Dr. Reddy’s Foundation for Human and Social Development towards contributions for social development;

•	Institute of Life Science towards contributions for social development;

•	Ecologics Technologies Limited for providing analytical services;

•	Stamlo Hotels Private Limited for hotel services; and

•	Dr. Reddy’s Laboratories Gratuity Fund.

These are enterprises over which key management personnel have control or significant influence (“significant interest entities”). “Key management personnel” consists of the Company’s Directors and Management council members.

The Company has also entered into cancellable operating lease transactions with key management personnel and their relatives.

The following is a summary of significant related party transactions:

	Six months ended September 30,		Three months ended September 30,
	2012	2011	2012	2011
Purchases from significant interest entities	619	407	282	195
Sales to significant interest entities	318	219	214	80
Contribution to a significant interest entity towards social development	78	70	34	36
Lease rental paid under cancellable operating leases to key management personnel and their relatives	15	15	7	7
Hotel expenses paid	8	8	5	3

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

21.	Related parties (continued)

The following table describes the components of compensation paid to key management personnel:

Particulars	Six months ended September 30,		Three months ended September 30,
	2012	2011	2012	2011
Salaries	132	114	34	40
Contribution to defined contribution plans	7	6	3	3
Commission*	165	151	98	75
Other perquisites	—	—	—	—
Share-based payments	22	30	12	17

Total	326	301	147	135

*	Accrued based on profit as of the applicable date in accordance with the terms of employment.

Some of the key management personnel of the Company are also covered under the Company’s Gratuity Plan along with the other employees of the Company. Proportionate amounts of gratuity accrued under the Company’s Gratuity Plan have not been separately computed or included in the above disclosure.

The Company had the following amounts due from related parties:

	As at
	September30, 2012	March 31, 2012
Significant interest entities	169	214
Key management personnel	5	5

The Company had the following amounts due to related parties:

	As at
	September 30, 2012	March 31, 2012
Significant interest entities	82	95

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

22.	Disclosure of Expense by Nature

The below tables disclose the details of expenses incurred by their nature for the six months ended September 30,2012 and 2011, respectively.

Particulars	Six months ended September 30, 2012
	Cost of revenues	Selling, general and administrative expenses	Research and development expenses	Total
Employee benefits*	3,455	5,806	639	9,900
Depreciation and amortization	1,408	1,080	185	2,673

Particulars	Six months ended September 30, 2011
	Cost of revenues	Selling, general and administrative expenses	Research and development expenses	Total
Employee benefits*	2,910	4,558	628	8,096
Depreciation and amortization	1,271	1,044	187	2,502

The below tables disclose the details of expenses incurred by their nature for the three months ended September 30,2012 and 2011, respectively.

Particulars	Three months ended September 30, 2012
	Cost of revenues	Selling, general and administrative expenses	Research and development expenses	Total
Employee benefits*	1,767	3,048	318	5,133
Depreciation and amortization	727	554	95	1,376

Particulars	Three months ended September 30, 2011
	Cost of revenues	Selling, general and administrative expenses	Research and development expenses	Total
Employee benefits*	1,408	2,291	321	4,020
Depreciation and amortization	656	518	95	1,269

*	Employee benefits include all forms of consideration given by an entity in exchange for services rendered by employees.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

23. Bonus Debentures

On March 31, 2010, the Company’s Board of Directors approved a scheme for the issuance of bonus debentures (“in-kind”, i.e., for no cash consideration) to its shareholders to be effected by way of capitalization of its retained earnings. The scheme was subject to the successful receipt of necessary approvals of the Company’s shareholders, the High Court of Andhra Pradesh, India and other identified regulatory authorities as mentioned in the scheme. All necessary approvals to effectuate the scheme, including that of the High Court, were received during the year ended March 31, 2011. Accordingly, on March 24, 2011, the Company issued these debentures to the shareholders of the Company.

The following is a summary of the key terms of the issuance:

Particulars	No. of instruments issued	Face value	Currency	Interest Rate	Maturity	Aggregate Face Amount	Redemption price
Unsecured, non-convertible, redeemable debentures	1,015,516,392	5 each	(Indian rupee)	9.25% per annum	36 months	5,078	5 each (plus interest)

The following is a summary of certain additional terms of the issuance:

•

Fully paid up bonus debentures carrying a face value of 5 each were issued to the Company’s shareholders in the ratio of 6 bonus debentures for each equity share held by such shareholders on March 18, 2011.

•	The bonus debentures are unsecured and are not convertible into equity shares of the Company.

•

The Company delivered cash in the aggregate value of the bonus debentures into an escrow account of a merchant banker in India appointed by the Company’s Board of Directors. The merchant banker received such amount for and on behalf of and in trust for the shareholders who are entitled to receive bonus debentures. Upon receipt of such amount, the merchant banker paid the amount to the Company, for and on behalf of the shareholders as consideration for the allotment of debentures to them.

•	These bonus debentures have a maturity of 36 months, at which time the Company must redeem them for cash in an amount equal to the face value of 5 each, plus any unpaid interest, if any.

•	These bonus debentures carry an interest rate of 9.25% per annum. The interest on the debentures shall be paid at the end of 12, 24 and 36 months from the date of issuance.

•	These bonus debentures are listed on stock exchanges in India so as to provide liquidity for the holders.

•

Issuance of these bonus debentures is treated as a “deemed dividend” under section 2 (22) (b) of the Indian Income Tax Act, 1961 and accordingly, the Company is required to pay a dividend distribution tax.

•

Under Indian Corporate Law and as per the terms of the approved bonus debenture scheme, the Company created a statutory reserve (the “Debenture Redemption Reserve”) in which it is required to deposit a portion of its profits made during each year prior to the maturity date of the bonus debentures until the aggregate amount retained in such reserve equals 50% of the face value of the debentures then issued and outstanding. The funds in the Debenture Redemption Reserve shall be used only to redeem the debentures for so long as they are issued and outstanding.

The Company has accounted for the issuance of such debentures as a pro-rata distribution to the owners acting in the capacity as owners on a collective basis. Accordingly, the Company has measured the value of such financial instrument at fair value on the date of issuance which corresponds to the value of the bonus debentures issued on March 24, 2011. The Company has disclosed the issuances as a reduction from retained earnings in the consolidated statement of changes in equity with a corresponding credit to “loans and borrowings” for the value of the financial liability recognized. Furthermore, in relation to the above mentioned scheme, the Company incurred costs of 51 in directly attributable transaction costs payable to financial advisors. This amount was accounted for as a reduction from debenture liability on the date of issuance of the bonus debentures and is being amortized over a period of three years using the effective interest rate method. The associated cash flows for the delivery of cash to the merchant banker and the subsequent receipt of the same for and on behalf of the shareholders upon issuance of the bonus debentures was disclosed separately in the unaudited consolidated statement of cash flows as part of financing activities.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

23.	Bonus debentures (continued)

Further, the dividend distribution tax paid by the Company on behalf of the owners in the amount of 843 has been recorded as part of a reduction from retained earnings in the audited consolidated statement of changes in equity for the year ended March 31, 2011. The Company transferred 424, 846 and 19 from the profits earned during the six months ended September 30,2012, the year ended March 31, 2012 and the year ended March 31, 2011, respectively, into the Debenture Redemption Reserve and recorded the transfer through the statement of changes in equity.

The regulatory framework in India governing issuance of ADRs by an Indian company does not permit the issuance of ADRs with any debt instrument (including non-convertible rupee denominated debentures) as the underlying security. Therefore, the depositary of the Company’s ADRs (the “Depositary”) cannot issue depositary receipts (such as ADRs) with respect to the bonus debentures issued under the Company’s bonus debenture scheme. Therefore, in accordance with the deposit agreement between the Company and the Depositary, the bonus debentures issuable in respect of the shares underlying the Company’s ADRs were distributed to the Depositary, which sold such bonus debentures on April 8, 2011. The Depositary converted the net proceeds from such sale into U.S. dollars and, on June 23, 2011, distributed such U.S. dollars, less any applicable taxes, fees and expenses incurred and/or provided for under the deposit agreement, to the registered holders of ADRs entitled thereto in the same manner as it would ordinarily distribute cash dividends under the deposit agreement.

24.	Contingencies

Litigations, etc.

The Company is involved in disputes, lawsuits, claims, governmental and/or regulatory inspections, inquiries, investigations and proceedings, including patent and commercial matters that arise from time to time in the ordinary course of business. The more significant matters are discussed below. Most of the claims involve complex issues. Often, these issues are subject to uncertainties and therefore the probability of a loss, if any, being sustained and an estimate of the amount of any loss is difficult to ascertain. Consequently, for a majority of these claims, it is not possible to make a reasonable estimate of the expected financial effect, if any, that will result from ultimate resolution of the proceedings. This is due to a number of factors, including: the stage of the proceedings (in many cases trial dates have not been set) and the overall length and extent of pre-trial discovery; the entitlement of the parties to an action to appeal a decision; clarity as to theories of liability; damages and governing law; uncertainties in timing of litigation; and the possible need for further legal proceedings to establish the appropriate amount of damages, if any. In these cases, the Company discloses information with respect to the nature and facts of the case. The Company also believes that disclosure of the amount sought by plaintiffs, if that is known, would not be meaningful with respect to those legal proceedings.

Although there can be no assurance regarding the outcome of any of the legal proceedings or investigations referred to in this Note, the Company does not expect them to have a materially adverse effect on its financial position, as it believes that possibility of loss in excess of amounts accrued (if any) is less than likely. However, if one or more of such proceedings were to result in judgments against the Company, such judgments could be material to its results of operations in a given period.

Product and patent related matters

Norfloxacin litigation

The Company manufactures and distributes Norfloxacin, a formulations product and in limited quantities, the active pharmaceutical ingredient norfloxacin. Under the Drugs Prices Control Order (the “DPCO”) the Government of India has the authority to designate a pharmaceutical product as a “specified product” and fix the maximum selling price for such product. In 1995, the Government of India issued a notification and designated Norfloxacin as a “specified product” and fixed the maximum selling price. In 1996, the Company filed a statutory Form III before the Government of India for the upward revision of the maximum selling price and a writ petition in the Andhra Pradesh High Court (the “High Court”) challenging the validity of the designation on the grounds that the applicable rules of the DPCO were not complied with while fixing the maximum selling price. The High Court had previously granted an interim order in favor of the Company; however it subsequently dismissed the case in April 2004. The Company filed a review petition in the High Court in April 2004 which was also dismissed by the High Court in October 2004. Subsequently, the Company appealed to the Supreme Court of India, New Delhi (the “Supreme Court”) by filing a Special Leave Petition, which is currently pending.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

24.	Contingencies (continued)

Norfloxacin litigation (continued)

During the year ended March 31, 2006, the Company received a notice from the Government of India demanding the recovery of the price charged by the Company for sales of Norfloxacin in excess of the maximum selling price fixed by the Government of India, amounting to 285 including interest thereon. The Company filed a writ petition in the High Court challenging this demand order. The High Court admitted the writ petition and granted an interim order, directing the Company to deposit 50% of the principal amount claimed by the Government of India, which amounted to 77. The Company deposited this amount with the Government of India in November 2005. In February 2008, the High Court directed the Company to deposit an additional amount of 30, which was deposited by the Company in March 2008. Additionally in November 2010, the High Court allowed the Company’s application to include additional legal grounds that the Company believes will strengthen its defense against the demand. For example, the Company has added as grounds that trade margins should not be included in the computation of amounts overcharged, and that it is necessary for the Government of India to set the active pharmaceutical ingredient price before the process of determining the ceiling on the formulation price. Based on its best estimate, the Company has recorded a provision for the potential liability related to the principal and interest amount demanded under the aforesaid order and believes that possibility of any liability that may arise on account of penalty on this demand is remote. In the event the Company is unsuccessful in its litigation in the Supreme Court, it will be required to remit the sale proceeds in excess of the notified selling prices to the Government of India with interest and including penalties, if any, which amounts are not readily ascertainable.

Fexofenadine United States litigation

In April 2006, the Company launched its fexofenadine hydrochloride 30 mg, 60 mg and 180 mg tablet products, which are generic versions of Sanofi-Aventis’ (“Aventis”) Allegra® tablets. The Company is presently defending patent infringement actions brought by Aventis and Albany Molecular Research (“AMR”) in the United States District Court for the District of New Jersey. By September 2009, nine patents (three formulation patents, three methods of use patents, and three synthetic process patents) had been asserted against the Company.

In June 2010, Aventis and AMR obtained a preliminary injunction prohibiting the Company from launching a fexofenadine –pseudoephedrine product generically equivalent to Allegra-D 24® Tablets until a trial regarding one process patent (U.S. patent number 7,390,906) could be conducted. As a condition for grant of the injunction, the District Court ordered Aventis to post a bond of $40 million to reimburse the Company for its lost revenue in the event that it prevailed at trial. The security posted shall remain in place until further order of the District Court. Pending the final outcome of the case, the Company has not recorded any asset in its consolidated financial statements in connection with this product in the United States.

On January 28, 2011, the District Court dissolved the injunction after adopting a claim construction adverse to the plaintiff’s infringement case for U.S. patent number 7,390,906. Aventis and AMR have filed an appeal of the District Court’s claim construction for the U.S. patent number 7,390,906 and for a second process patent, U.S. patent number 5,750,703. Aventis has withdrawn its complaints regarding the seven other patents originally asserted against the Company.

If Aventis and AMR are ultimately successful in their allegations of patent infringement, the Company could be required to pay damages related to fexofenadine hydrochloride and fexofenadine-pseudoephedrine tablet sales made by the Company, and could also be prohibited from selling these products in the future.

Olanzapine, Canada litigation

The Company supplies certain generic products, including olanzapine tablets (the generic version of Eli Lilly’s Zyprexa® tablets) to Pharmascience, Inc. for sale in Canada. Several generic pharmaceutical manufacturers have challenged the validity of the Zyprexa® patents in Canada. In June 2007, the Canadian Federal Court held that the invalidity allegation of one such challenger, Novopharm Ltd., was justified and denied Eli Lilly’s request for an order prohibiting sale of the product. Eli Lilly responded by suing Novopharm for patent infringement. Eli Lilly also sued Pharmascience for patent infringement, but that litigation was dismissed after the parties agreed to be bound by the final outcome in the Novopharm case. As reflected in Eli Lilly’s regulatory filings, the settlement allows Pharmascience to market olanzapine tablets subject to a contingent damages obligation should Eli Lilly be successful in its litigation against Novopharm. The Company’s agreement with Pharmascience includes a provision under which the Company shares a portion of all cost and expense incurred as a result of settling lawsuits or paying damages that arise as a consequence of selling the products.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

24.	Contingencies (continued)

Olanzapine, Canada litigation (continued)

For the preceding reasons, the Company is exposed to potential damages in an amount that may equal the Company’s profit share derived from sale of the product. During October 2009, the Canadian Federal Court decided, in the Novopharm case, that Eli Lilly’s patent for Zyprexa was invalid. This decision was, however, reversed in part by the Canadian Federal Court of Appeal on July 21, 2010 and remanded for further consideration. In November 2011, the Canadian Federal Court again found the Eli Lilly Zyprexa patent invalid. This decision was upheld by the Canadian Federal Court of Appeal on September 10, 2012. On November 8, 2012, Eli Lilly filed an application for leave to appeal with Supreme Court of Canada. Pending resolution of such appeal, the Company continues to sell the product to Pharmascience and remains exposed to potential damages in an amount that may equal the Company’s profit share derived from sale of the product.

Ibandronate Sodium United States litigation

In June 2012, the Company launched its ibandronate sodium 150 mg tablet product, which is a generic version of Boniva® tablets, which are marketed and distributed by Genentech USA, Inc., a member of the Roche Group.

The Company is presently defending several patent infringement actions brought by Hoffmann-La Roche Inc. and Genentech Inc. (collectively, “Roche”) in the United States District Court for the District of New Jersey with respect to this product. These actions first commenced in September 2007 and over time expanded to claim infringement of four patents – one formulation patent (U.S. patent number 6,294,196) and three method of use patents (numbers 7,192,938, 7,410,957 and 7,718,634). Claims regarding U.S. patent numbers 6,294,196 and 7,192,938 were dismissed in December 2008 and April 2010, respectively.

With the 30-month stay having elapsed and the compound patent, U.S. patent number 4,927,814, having expired on March 17, 2012, Roche filed a motion to obtain a preliminary injunction on February 11, 2012, which was granted on February 21, 2012. In June 2012, the preliminary injunction order was vacated and the Company launched its ibandronate sodium 150 mg tablets product. On October 1, 2012, the Court granted summary judgment in the Company’s favor finding U.S. patent number 7,410,957 invalid.

The summary judgment decision on U.S. patent number 7,718,634 has not been appealed by Roche. If Roche chooses to appeal and is ultimately successful in their allegations of patent infringement, the Company could be required to pay damages related to its sale of ibandronate sodium 150 mg tablets.

Nexium United States litigations

Five federal antitrust class action lawsuits have been brought on behalf of direct purchasers of Nexium, and eight federal class action lawsuits have been brought under both state and federal law on behalf of end-payors of Nexium. These actions have been filed against various generic manufacturers, including the Company and its U.S. subsidiary Dr. Reddy’s Laboratories, Inc. These actions have been consolidated in the United States District Court for the District of Massachusetts.

The complaints allege that, beginning in 2005, AstraZeneca sued various generic manufacturers, including the Company, for infringement with respect to patents purporting to cover AstraZeneca’s branded drug, Nexium.

Plaintiffs allege that AstraZeneca’s settlement agreements with these various generic manufacturers, including the Company, violated federal and state antitrust laws, as well as state unfair competition laws. The complaints seek unspecified damages for class members as a result of an alleged delay in the entry of generic versions of Nexium.

The Company believes that each of these complaints lacks merit and that the Company’s conduct complied with all applicable laws and regulations. The Company intends to defend itself vigorously in all of these actions.

Environmental matter

Land pollution

The Indian Council for Environmental Legal Action filed a writ in 1989 under Article 32 of the Constitution of India against the Union of India and others in the Supreme Court of India for the safety of people living in the Patancheru and Bollarum areas of Medak district of Andhra Pradesh. The Company has been named in the list of polluting industries. In 1996, the Andhra Pradesh District Judge proposed that the polluting industries compensate farmers in the Patancheru, Bollarum and Jeedimetla areas for discharging effluents which damaged the farmers’ agricultural land. The compensation was fixed at 1.30 per acre for dry land and 1.70 per acre for wet land. Accordingly, the Company has paid a total compensation of 3. The matter is pending in the courts and the Company believes that the possibility of additional liability is remote. The Company would not be able to recover the compensation paid, even if the decision of the court is in favor of the Company.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

24.	Contingencies (continued)

Environmental matter (continued)

Water pollution and air pollution

During the three months ended December 31, 2011, the Company, along-with 14 other companies, received a notice from the Andhra Pradesh Pollution Control Board (“APP Control Board”) to show cause as to why action should not be initiated against them for violations under the Indian Water Pollution Act and the Indian Air Pollution Act. Furthermore, the APP Control Board issued orders to the Company to (i) stop production of all new products at the Company’s manufacturing facilities in Hyderabad, India without obtaining a “Consent for Establishment”, (ii) not manufacture products at such facilities in excess of certain quantities specified by the APP Control Board and (iii) furnish a bank guarantee (similar to a letter of credit) totaling to 12.5.

The Company appealed the APP Control Board orders to the Andhra Pradesh Pollution Appellate Board (the “APP Appellate Board”). The APP Appellate Board first stayed the APP Control Board orders and subsequently modified the orders, permitting the Company to file applications for Consents for Establishment and to increase the quantities of existing products which could be manufactured beyond that permitted by the APP Control Board, while requiring the Company not to manufacture new products at the specified facilities without the permission of the APP Control Board. The APP Appellate Board also reduced the total value of the Company’s bank guarantee required by the APP Control Board to 6.25.

The Company has challenged the jurisdiction of APP Control Board in imposing restrictions on manufacturing both with respect to the quantity and the products mix, stating that the Drug Control Authority and the Industrial Development and Regulation Authority are the bodies legally empowered to license production of drug varieties and their quantities respectively.

A fact finding committee (“APP Committee”) was constituted by the APP Appellate Board and was ordered to visit and report on the pollution control measures adopted by the Company. Pursuant to such orders, the APP Committee visited the Company premises in April 2012 and filed its report with the APP Appellate Board on June 23, 2012.

In the first week of July 2012, the APP Control Board has issued further show cause notices and requests for further information to some of the manufacturing companies located around Hyderabad and Visakhapatnam. The Company has also been requested to provide additional data and information and it has complied with the same. The Company is awaiting response from APP Control Board.

After considering the report filed by the APP Committee, the APP Appellate Board passed its order on October 20, 2012 in favor of the Company and observed that pollution load has to be determined on the basis of the level of effluents after treatment, and not at the time of generation. The APP Appellate Board set a three month time frame for the state government to make a decision on the proposal made by the pharmaceutical manufacturing industry to reconsider the state executive orders with respect to a ban on manufacture of pharmaceutical products beyond the approved quantities.

Indirect taxes related matters

Assessable value of products supplied by a vendor to the Company

During the year ended March 31, 2003, the Central Excise Authorities of India issued a demand notice to a vendor of the Company regarding the assessable value of products supplied by this vendor to the Company. The Company has been named as a co-defendant in this demand notice. The Central Excise Authorities demanded payment of 176 from the vendor, including penalties of 90. Through the same notice, the Central Excise Authorities issued a penalty claim of 70 against the Company. During the year ended March 31, 2005, the Central Excise Authorities issued an additional notice to this vendor demanding 226 from the vendor, including a penalty of 51. Through the same notice, the Central Excise Authorities issued a penalty claim of 7 against the Company. Furthermore, during the year ended March 31, 2006, the Central Excise Authorities issued an additional notice to this vendor demanding 34. The Company has filed appeals against these notices. In August and September 2006, the Company attended the hearings conducted by the Customs, Excise and Service Tax Appellate Tribunal (the “CESTAT”) on this matter. In October 2006, the CESTAT passed an order in favor of the Company setting aside all of the above demand notices. In July 2007, the Central Excise Authorities appealed against CESTAT’s order in the Supreme Court of India, New Delhi. The matter is pending in the Supreme Court of India, New Delhi.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

24.	Contingencies (continued)

Indirect taxes related matters (continued)

Distribution of input service tax credits

During the year ended March 31, 2010, the Central Excise Commissioner issued a show cause notice to the Company by objecting to the Company’s methodology of distributing input service tax credits claimed for one of the Company’s facilities during the period from March 2008 to September 2009, and demanded an amount of 102 plus interest and penalties. During the year ended March 31, 2012, the Central Excise Commissioner confirmed the show cause notice and passed an order demanding an amount of 102 plus a 100% penalty and interest thereon. The Company has filed an appeal with the CESTAT against the Central Excise Commissioner’s order and awaits a hearing before the CESTAT.

During the year ended March 31, 2012, the Central Excise Commissioner issued an additional show cause notice to the Company demanding an amount of 125 plus interest and penalties pertaining to the Company’s methodology of distributing input service tax credits claimed for one of the Company’s facilities for the period from October 2009 to March 2011. The Company had responded to such show cause notice. During October 2012, the Central Excise Commissioner confirmed the show cause notice and passed an order demanding an amount of 125 along with penalties of 100. The Company is in the process of filing an appeal with the CESTAT against the Central Excise Commissioner’s order.

During October 2012, the Central Excise Commissioner issued a third show cause notice to the Company demanding an amount of 51 plus interest and penalties pertaining to the Company’s methodology of distributing input service tax credits claimed for one of the Company’s facilities for the period from April 2011 to March 2012. The Company has responded to such show cause notice and is currently awaiting a hearing with the Central Excise Commissioner.

Fuel Surcharge Adjustments

The Andhra Pradesh Electricity Regulatory Commission (the “APERC”) passed various orders approving the levy of Fuel Surcharge Adjustment (“FSA”) charges for the period from April 1, 2008 to June 30, 2012 by power distribution companies from all the consumers of electricity in the state of Andhra Pradesh, India where our headquarters and principal manufacturing facilities are located. The Company filed separate Writs of Mandamus before the High Court of Andhra Pradesh (the “High Court”) challenging and questioning the validity and legality of this levy of FSA charges by the APERC for various periods.

Tabulated below is the present position of writ petitions filed by the Company challenging FSA charges levied for the applicable fiscal period.

Fiscal period	Present position
Year ended March 31, 2009

On June 5, 2010, the APERC determined and approved the levy of FSA charges for the period from April 1, 2008 to March 31, 2009. On July 29, 2011, the Division Bench of High Court set aside the APERC order. Subsequently, the power distribution companies appealed to the Supreme Court of India by filing a special leave petition, which is currently pending.

Year ended March 31, 2010

On January 17, 2012, the APERC determined and approved the levy of FSA charges for the period from April 1, 2009 to March 31, 2010. On September 26, 2012, the Division Bench of High Court set aside the APERC order and the same is now pending for consideration before the Full Bench of the High Court.

Years ended March 31, 2011 and 2012

On September 20, 2012, the APERC determined and approved the levy of FSA charges for the period from April 1, 2010 to March 31, 2012. The writ petitions filed by the Company were admitted by the High Court and the hearing is deferred until the disposal of previous petitions pending before the Full Bench of the High Court. Further, the High Court in its order dated December 4, 2012 noted that the power distribution companies had filed their claims for the period from July 1, 2010 to March 31, 2012 within the prescribed period, which they had not done for earlier periods, including the period from April 1, 2010 to June 30, 2010. Accordingly, the High Court granted a stay on collection of FSA charges for the period from April 1, 2010 to June 30, 2010 but refused to grant the same for the period from July 1, 2010 to March 31, 2012.

Three months ended June 30, 2012

On November 2, 2012, the APERC determined and approved the levy of FSA charges for the period from April 1, 2012 to June 30, 2012. The Company is in the process of filing a writ petition before the High Court challenging the aforesaid APERC order.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

24.	Contingencies (continued)

Fuel Surcharge Adjustments (continued)

Based on the orders from the High Court dated December 4, 2012, the Company has re-evaluated the possible outcome of the various writ petitions filed by it. Accordingly, the Company, after taking into account all the available information and legal provisions, has recorded an amount of 204 as potential liability towards FSA charges for the period from April 1, 2008 to September 30, 2012. The total amount approved by APERC for collection by the power distribution companies from the Company in respect of FSA charges for the period from April 1, 2008 to June 30, 2012 is approximately 422. The Company remains exposed to additional financial liability should the orders passed by the APERC be upheld by the Courts.

Other

Additionally, the Company and its affiliates are involved in other disputes, lawsuits, claims, governmental and/or regulatory inspections, inquiries, investigations and proceedings, including patent and commercial matters that arise from time to time in the ordinary course of business. The Company does not believe that there are any such pending matters that will have any material adverse effect on its financial position, results of operations or cash flows in any given accounting period.

25.	Letter from the U.S. Food and Drug Administration

The Company’s Mexico facility produces intermediates and active pharmaceutical ingredients (“API”) and steroids. During the month of November 2010, the U.S. FDA inspected the Company’s Mexico facility and issued audit observations relating to the process for manufacture of API and steroids, to which the Company responded by agreeing to implement certain corrective actions. Subsequently, on June 3, 2011, the Company received a warning letter from the U.S. FDA seeking further clarifications and corrective actions on some of the prior audit observations to which the Company had previously responded. Thereafter, on June 28, 2011, the U.S. FDA posted an import alert, or Detention without Physical Examination (“DWPE”), on its website for certain specified products manufactured at the Mexico facility. Further details of the warning letter and the DWPE alert are available on the U.S. FDA website.

As a consequence of the DWPE alert, the Company’s Mexico facility was unable to export some API and steroids, with the exemption of naproxen and naproxen sodium, to U.S. customers until such time as the concerns raised by the U.S. FDA in their warning letter were addressed to their satisfaction and the DWPE alert was lifted. The Company subsequently worked collaboratively with the U.S. FDA to resolve the matters contained in the warning letter. The Company’s Mexico facility was re-inspected by the U.S. FDA in March 2012 and issued two inspectional observations in Form FDA 483. The Company sent the U.S. FDA a timely response to the two remaining observations.

On July 26, 2012, the Company received a letter from the U.S. FDA indicating that they were satisfied with the corrective actions taken by the Company’s Mexico facility and that the DWPE alert has been lifted. Accordingly, the Company has started importing products to the U.S from this facility.

26.	Incorporation of DRANU, LLC

On July 9, 2012 the Company entered into a joint venture agreement with Anutva Holdings, LLC to form a limited liability company, DRANU, LLC (“DRANU”), for the purpose of discovering and optimizing proprietary biologics that are designed to be competitive to their branded counterparts.

The Company analyzed the transaction under applicable IFRS and, based on guidance provided in SIC 12 “Consolidation – Special Purpose Entities”, the Company accounted for DRANU as a subsidiary in the Company’s unaudited condensed consolidated interim financial statements.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

27.	Subsequent events

Offer to acquire OctoPlus N.V.

On October 22, 2012, the Company announced its intended public offer to acquire the issued and outstanding shares of OctoPlus N.V. (Euronext Amsterdam: OCTO) (“OctoPlus”), a service based specialty pharmaceutical company, for an offer price of €27.39 million (cum dividend) in cash, representing 100% of the issued and outstanding ordinary shares. The offer price represents a premium of 30% over the closing price of OctoPlus as of October 19, 2012. The Company currently holds approximately 15.9% of OctoPlus’s issued and outstanding shares, together with an irrevocable commitment to accept its offer from other shareholders representing approximately 63.5% of OctoPlus’s issued and outstanding shares. The Company launched this offer by means of an offer memorandum published on December 13, 2012. The offer will remain open until February 8, 2013 unless extended.

ITEM 2. OPERATING AND FINANCIAL REVIEW, TREND INFORMATION

The following discussion and analysis should be read in conjunction with the audited consolidated financial statements, the related cash flow statements and notes, and the Operating and Financial Review and Prospects included in our Annual Report on Form 20-F for the fiscal year ended March 31, 2012, all of which is on file with the SEC (collectively, our “2012 Form 20-F”) and the unaudited condensed consolidated interim financial statements contained in this report on Form 6-K and the related statement of cash flow and notes.

This discussion contains forward-looking statements that involve risks and uncertainties. When used in this discussion, the words “anticipate”, “believe”, “estimate”, “intend”, “will” and “expect” and other similar expressions as they relate to us or our business are intended to identify such forward-looking statements. We undertake no obligation to publicly update or revise the forward-looking statements, whether as a result of new information, future events, or otherwise. Actual results, performances or achievements could differ materially from those expressed or implied in such forward-looking statements. Factors that could cause or contribute to such differences include those described under the heading “Risk Factors” in our Form 20-F. Readers are cautioned not to place reliance on these forward-looking statements that speak only as of their dates.

Section A:

Three months ended September 30, 2012 compared to the three months ended September 30, 2011

The following table sets forth, for the periods indicated, financial data along with respective percentages to total revenues and the increase (or decrease) by item as a percentage of the amount over the comparable period in the previous year.

	Three months ended September 30, 2012		Three months ended September 30, 2011
	( in Millions)
	Amount	% of Revenues	Amount	%of Revenues	Increase/ (Decrease)
Revenues	28,809	100%	22,678	100%	27%
Gross profit	15,101	52%	12,205	54%	24%
Selling, general and administrative expenses	8,013	28%	7,217	32%	11%
Research and development expenses	1,759	6%	1,459	6%	21%
Impairment loss on intangible assets	507	2%	—	—	—
Impairment loss on goodwill	181	1%	—	—	—
Other (income)/expense, net	(397)	(1%)	(216)	(1%)	84%
Results from operating activities	5,038	17%	3,745	17%	35%
Finance (income)/expense, net	(371)	(1%)	50	0%	(842%)
Share of (profit)/loss of equity accounted investees, net of income tax	(28)	0%	(13)	0%	115%
Profit before income taxes	5,437	19%	3,708	16%	47%
Income tax (expense)/benefit, net	(1,512)	(5%)	(630)	(3%)	140%
Profit for the period	3,925	14%	3,078	14%	28%

Revenues

Our overall consolidated revenues were 28,809 million for the three months ended September 30, 2012, an increase of 27% as compared to 22,678 million for the three months ended September 30, 2011.

The following table sets forth, for the periods indicated, our consolidated revenues by segment:

	Three months ended September 30,
	2012		2011
	Millions
	Revenues	Revenues % to Total	Revenues	Revenues % to Total	Increase/ (Decrease)
Global Generics	20,103	70%	16,136	71%	3,967
Pharmaceutical Services and Active Ingredients	7,875	27%	5,933	26%	1,942
Proprietary Products	303	1%	264	1%	39
Others	528	2%	345	2%	183

Total	28,809	100%	22,678	100%	6,131

Segment Analysis

Global Generics

Revenues from our Global Generics segment were 20,103 million for the three months ended September 30, 2012, an increase of 25% as compared to 16,136 million for the three months ended September 30, 2011. This growth was largely led by North America, India and our “Rest of the World” markets (which include South Africa, Venezuela and Australia).

North America (the United States and Canada), India, Russia and Germany were the four key markets of our Global Generics segment, generating approximately 87% of the revenues in this segment for the three months ended September 30, 2012.

North America: Our Global Generics segment’s revenues from North America (the United States and Canada) were 9,270 million for the three months ended September 30, 2012, an increase of 47% as compared to the three months ended September 30, 2011. In U.S. dollar absolute currency terms (i.e., U.S. dollars without taking into account the effect of currency exchange rates), such revenues grew by 38% in the three months ended September 30, 2012 as compared to the three months ended September 30, 2011. This growth was largely attributable to the following:

•	launches of 4 new products during the three months ended September 30, 2012; and

•	market share expansion in key products such as ziprasidone, fondaparinux, tacrolimus, in our antibiotics portfolio from our Tennessee facility and in other products from our Shreveport facility.

According to IMS Health Inc. (August 2012), 30 products in our prescription portfolio were ranked among the top three in their respective market shares.

The following table sets forth, for the three months ended September 30, 2012, products that we launched in North America (the United States and Canada):

Product	Brand	Innovator	Total annual market size
Atorvastatin calcium tablets (10mg, 20mg, 40 mg, 80 mg)	Lipitor®	Pfizer Inc	$8.07 billion	*
Montelukast sodium (tablets, chewable tablets and oral granules)	Singulair®	Merck & Co Inc	$4.80 billion	*
Metoprolol succinate extended-release tablets	Toprol-XL®	AstraZeneca	$1.13 billion	*
Amoxicillin (tables, capsules and oral suspension)	Amoxil®	Glaxosmithkline LLC	$0.18 billion	*

*	Total annual market size in the United States at the time of our generic launch, as per IMS Health.

We expect to launch a few more key products during the year ending March 31, 2013 and we remain optimistic about the long term growth opportunity in this market.

During the three months ended September 30, 2012, we made four new ANDA filings, bringing our cumulative ANDA filings to 190. We now have 63 ANDAs pending approval at the U.S. FDA, of which 33 are Paragraph IV filings and we believe we are the first to file with respect to 7 of these filings.

India: Our Global Generics segment’s revenues from India for the three months ended September 30, 2012 were 3,879 million, an increase of 12% as compared to the three months ended September 30, 2011. This revenues increase was driven by increases in sales volumes across existing key products and new product launches. Revenues from our bio-similar portfolio in India for the three months ended September 30, 2012 increased by 24% as compared to the three months ended September 30, 2011. During the three months ended September 30, 2012, we launched 4 new brands in India.

Russia: Our Global Generics segment’s revenues from Russia were 3,218 million for the three months ended September 30, 2012, an increase of 11% as compared to the three months ended September 30, 2011. In Russian rouble absolute currency terms (i.e., Russian roubles without taking into account the effect of currency exchange rates) such revenues remained flat in the three months ended September 30, 2012 as compared to the three months ended September 30, 2011. We are ranked 13th in the Russian pharmaceutical market according to Pharmexpert, a market research firm, in its September 2012 report.

Other countries of the former Soviet Union: Our Global Generics segment’s revenues from other countries of the former Soviet Union were 623 million for the three months ended September 30, 2012, a growth of 31% as compared to the three months ended September 30, 2011. This increase was primarily on account of volume growth in Kazakhstan and includes the impact of the depreciation in the Indian rupee against multiple currencies of countries of the former Soviet Union.

Germany: Our Global Generics segment’s revenues from Germany were 1,054 million for the three months ended September 30, 2012, a decrease of 11% as compared to the three months ended September 30, 2011. In Euro absolute currency terms (i.e., Euro without taking into account the effect of currency exchange rates), such revenues decreased by 17% for the three months ended September 30, 2012 as compared to the three months ended September 30, 2011. This decrease was primarily on account of our reduced participation in the competitive bidding tenders sponsored by statutory health insurance funds and other health insurance providers.

Other countries of Europe: Our Global Generics segment’s revenues from our “Rest of Europe” markets (i.e., all European markets other than Germany, Russia and other countries of the former Soviet Union) were 723 million for the three months ended September 30, 2012, a decrease of 23% as compared to the revenues for the three months ended September 30, 2011. Such decrease was primarily due to a decline in our out-licensing business.

Other Markets: Our Global Generics segment’s revenues from our “Rest of the World” markets were 1,336 million for the three months ended September 30, 2012, an increase of 50% as compared to the three months ended September 30, 2011. The growth was primarily on account of volume growth in South Africa, Venezuela and Australia, and also includes the impact of depreciation of the Indian rupee against multiple currencies in the markets in which we operate.

Pharmaceutical Services and Active Ingredients (“PSAI”)

Our PSAI segment’s revenues for the three months ended September 30, 2012 were 7,875 million, an increase of 33% as compared to the three months ended September 30, 2011. This increase was primarily on account of new launches to generic customers on account of patent expirations, higher customer orders in our pharmaceutical services business, and depreciation of the Indian rupee against multiple currencies in the markets in which we operate. In the three months ended September 30, 2012, we filed 10 Drug Master Files (“DMFs”) worldwide. Cumulatively, our total worldwide DMFs as of September 30, 2012 were 552, including 181 DMFs in the United States.

Gross Profit

Our total gross profit was 15,101 million for the three months ended September 30, 2012, representing 52% of revenues for that period, as compared to 12,205 million for the three months ended September 30, 2011, representing 54% of revenues for that period.

The following table sets forth, for the period indicated our gross profits by segment:

	For the three months ended September 30,
	2012		2011
	( in Millions)
	Gross Profit	% to Segment Revenue	Gross Profit	% to Segment Revenue
Global Generics	11,858	59%	10,200	63%
Pharmaceutical Services and Active Ingredients	2,703	34%	1,690	28%
Proprietary Products	262	86%	215	81%
Others	278	53%	100	29%

Total	15,101	52%	12,205	54%

Although our consolidated gross profits marginally decreased from 54% during the three months ended September 30, 2011 to 52% during the three months ended September 30, 2012, the gross profits from our Global Generics segment have decreased from 63% during the three months ending September 30, 2011 to 59% during the three months ending September 30, 2012 on account of the following:

•

the unfavorable impact of changes in our existing business mix (i.e., a decrease in the proportion of sales of higher gross margin products and an increase in the proportion of sales of lower gross margin products); and

•	pricing pressure, experienced primarily in the United States, in selective products.

The gross profits from our PSAI segment have increased from 28% during the three months ending September 30, 2011 to 34% during the three months ending September 30, 2012 on account of the following:

•

the favorable impact of changes in our existing business mix (i.e., an increase in the proportion of sales of higher gross margin products and a decrease in the proportion of sales of lower gross margin products); and

•	the positive impact of better cost management.

Selling, general and administrative expenses

Our selling, general and administrative expenses were 8,013 million for the three months ended September 30, 2012, an increase of 11% as compared to 7,217 million for the three months ended September 30, 2011. The increase was largely on account of the following:

•	increased personnel costs, due to annual raises and new recruitments; and

•	the impact of depreciation of the Indian rupee against multiple currencies in the markets in which we operate.

As a proportion of our total revenues, our selling, general and administrative expenses have decreased from 32% during the three months ended September 30, 2011 to 28% during the three months ended September 30, 2012. This reduction was primarily on account of higher revenues in our Global Generics segment in North America (the United States and Canada) where our expenses were generally comprised of employee wages and benefits, legal and professional charges and freight costs which did not increase in proportion to our revenues.

Research and development expenses

Our research and development costs were 1,759 million for the three months ended September 30, 2012, an increase of 21% as compared to 1,459 million for the three months ended September 30, 2011. Our research and development expenses were equal to 6% of our total revenues for the period ending September 30, 2012. This increase was in accordance with our strategy to expand our research and development activities across all our business segments.

Impairment loss on goodwill and intangible assets

Based on the business performance and expected cash flows from our business in Italy, we carried out an impairment test of Dr. Reddy’s SRL’s cash-generating unit and recorded an impairment loss of goodwill amounting to 181 million during the three months ended September 30, 2012. Further, we also recorded an impairment loss on intangibles amounting to 10 million during the three months ended September 30, 2012 pertaining to this cash-generating unit.

Consequent to the decline in expected cash flows of some of the products forming part of the product related intangibles pertaining to our Global Generics segment, we carried out an impairment test of such product related intangibles and recorded an impairment loss of 497 million during the three months ended September 30, 2012.

Finance income/(expense), net

Our net finance income was 371 million for the three months ended September 30, 2012 as compared to a net finance expense of 50 million for the three months ended September 30, 2011. The net gain of 421 million is on account of:

•	net foreign exchange gain of 338 million for the three months ended September 30, 2012, as compared to net foreign exchange gain of 151 million for the three months ended September 30, 2011;

•	net interest expense of 19 million for the three months ended September 30, 2012, as compared to 225 million for the three months ended September 30, 2011; and

•	profit on sale of investments of 52 million for the three months ended September 30, 2012, as compared to 24 million for the three months ended September 30, 2011.

Profit before income taxes

As a result of the above, profit before income taxes was 5,437 million for the three months ended September 30, 2012, an increase of 47% as compared to 3,708 million for the three months ended September 30, 2011.

Income tax expense

Income tax expense was 1,512 million for the three months ended September 30, 2012, as compared to 630 million for the three months ended September 30, 2011.

Our consolidated effective tax rate was 27.8% for the three months ended September 30, 2012, as compared to 17.0% for the three months ended September 30, 2011. This increase in the effective tax rate was on account of the following:

•	an increase in our effective tax rate by approximately 3.8% on account of impairment of product intangibles and goodwill in the six months ended September 30, 2012;

•

an increase in our effective tax rate by approximately 5.3% on account of a higher proportion of our profits being taxed in jurisdictions with higher tax rates for the three months ended September 30, 2012 as compared to the three months ended September 30, 2011.

Profit for the period

As a result of the above, our net income was 3,925 million for the three months ended September 30, 2012, representing 14% of our total revenues for such period, as compared to 3,078 million for the three months ended September 30, 2011, representing 14% of the total revenues for such period.

Section B:

Six months ended September 30, 2012 compared to the six months ended September 30, 2011

The following table sets forth, for the periods indicated, financial data as percentages of total revenues and the increase (or decrease) by item as a percentage of the amount over the comparable period in the previous year.

	Six months ended September 30, 2012		Six months ended September 30, 2011
	( in Millions)
	Amount	% of Revenues	Amount	% of Revenues	Increase/ (Decrease)
Revenues	54,215	100%	42,461	100%	28%
Gross profit	28,642	53%	22,760	54%	26%
Selling, general and administrative expenses	16,291	30%	13,972	33%	17%
Research and development expenses	3,322	6%	2,656	6%	25%
Impairment loss on intangible assets	507	1%	—	—	—
Impairment loss on goodwill	181	0%	—	—	—
Other (income)/expense, net	(615)	(1%)	(402)	(1%)	53%
Results from operating activities	8,956	17%	6,534	15%	37%
Finance (income)/expense, net	(159)	0%	96	0%	(266%)
Share of (profit)/loss of equity accounted investees, net of income tax	(47)	0%	(17)	0%	176%
Profit before income taxes	9,162	17%	6,455	15%	42%
Income tax (expense)/benefit, net	(1,877)	(3%)	(750)	(2%)	150%
Profit for the period	7,285	13%	5,705	13%	28%

Revenues

Our overall consolidated revenues were 54,215 million for the six months ended September 30, 2012, an increase of 28% as compared to 42,461 million for the six months ended September 30, 2011.

The following table sets forth, for the periods indicated, our consolidated revenues by segment:

	For the six months ended September 30,
	2012		2011
	( in Millions)
	Revenues	Revenues % to Total	Revenues	Revenues % to Total	Increase/ (Decrease)
Global Generics	39,169	72%	30,560	72%	8,609
Pharmaceutical Services and Active Ingredients	13,402	25%	10,764	25%	2,638
Proprietary Products	681	1%	461	1%	220
Others	963	2%	676	2%	287

Total	54,215	100%	42,461	100%	11,754

Segment Analysis

Global Generics

Revenues from our Global Generics segment were 39,169 million for the six months ended September 30, 2012, an increase of 28% as compared to 30,560 million for the six months ended September 30, 2011. This growth was largely led by the key markets of North America (the United States and Canada), India and Russia.

North America: Our Global Generics segment’s revenues from North America (Unites States and Canada), for the six months ended September 30, 2012 were 17,191 million, an increase of 43% as compared to 12,043 million for the six months ended September 30, 2011.

The following table sets forth, for the six months ended September 30, 2012, products launched in North America:

Product	Brand	Innovator	Total annual market size
Olanzapine (2.5 mg, 5 mg, 7.5 mg, 10 mg and 15 mg)	Zyprexa®	Eli Lilly	$1.74 Billion	*
OTC lansoprazole, delayed release	Prevacid®24 HR	Takeda Pharmaceuticals	$0.115 Billion	#
Clopidogrel (75 mg, 300 mg)	Plavix®	Sanofi-Aventis	$6.74 Billion	*
Ropinirole hydrochloride XR	Requip XL®	SmithKline Beecham Limited	$0.06 Billion	*
Ibandronate sodium	Boniva®	Roche Therapeutics Inc	$0.49 Billion	*
Atorvastatin Calcium Tablets (10mg, 20mg, 40 mg, 80 mg)	Lipitor®	Pfizer Inc	$8.07 Billion	*
Montelukast Sodium (tablets, chewable tablets and oral granules)	Singulair®	Merck & Co Inc	$4.80 Billion	*
Metoprolol Succinate Extended-Release Tablets	Toprol-XL®	AstraZeneca	$1.13 Billion	*
Amoxicillin (tables, capsules and oral suspension)	Amoxil®	Glaxosmithkline LLC	$0.18 Billion	*

*	Total annual market size in the United States at the time of our generic launch, as per IMS Health.
#	Total annual market size in the United States at the time of our generic launch, as per SymphonyIRI InfoScan Reviews.

India: Our Global Generics segment’s revenues from India were 7,361 million for the six months ended September 30, 2012, an increase of 15% as compared to the six months ended September 30, 2011.

Russia: Our Global Generics segment’s revenues from Russia were 6,734 million for the six months ended September 30, 2012, an increase of 25% as compared to the six months ended September 30, 2011.

Other Countries of former Soviet Union: Our Global Generics segment’s revenues from other countries of the former Soviet Union were 1,274 million, for the six months ended September 30, 2012, an increase of 26% as compared to the six months ended September 30, 2011.

Germany: Our Global Generics segment’s revenue from Germany were 2,574 million for the six months ended September 30, 2012, an increase of 8% as compared to the six months ended September 30, 2011.

Other countries of Europe: Our Global Generics segment’s revenues from our “Rest of Europe” markets (i.e., all European markets other than Germany, Russia and other countries of former Soviet Union) for the six months ended September 30, 2012 were 1,380 million, a decrease of 16% as compared to the six months ended September 30, 2011.

Other Markets: Our Global Generics segment’s revenues from our “Rest of the World” markets were 2,655 million for the six months ended September 30, 2012, an increase of 57% as compared to the six months ended September 30, 2011.

Pharmaceutical Services and Active Ingredients (“PSAI”)

Our PSAI segment’s revenues for the six months ended September 30, 2012 were 13,402 million, an increase of 25% as compared to the six months ended September 30, 2011.

Gross Profit

Our total gross profit was 28,642 million for the six months ended September 30, 2012, representing 53% of revenues for that period, as compared to 22,760 million for the six months ended September 30, 2011, representing 54% of revenues for that period.

	For the six months ended September 30,
	2012		2011
	( in Millions)
	Gross Profit	% of Segment Revenue	Gross Profit	% of Segment Revenue
Global Generics	23,121	59%	19,463	64%
Pharmaceutical Services and Active Ingredients	4,423	33%	2,734	25%
Proprietary Products	611	90%	377	82%
Others	487	51%	186	28%

Total	28,642	53%	22,760	54%

Selling, general and administrative expenses

Our selling, general and administrative expenses were 16,291 million for the six months ended September 30, 2012, an increase of 17% as compared to 13,972 million for the six months ended September 30, 2011.

Research and development expenses

Our research and development costs were 3,332 million for the six months ended September 30, 2012, an increase of 25% as compared to 2,656 million for the six months ended September 30, 2011. This increase was in accordance with our strategy to expand our research and development activities across all of our business segments.

Finance income/(expense), net

Our net finance income was 159 million for the six months ended September 30, 2012, as compared to a net finance expense of 96 million for the six months ended September 30, 2011. The net gain of 245 million is on account of:

•	net foreign exchange gain of 129 million for the six months ended September 30, 2012, as compared to net foreign exchange gain of 309 million for the six months ended September 30, 2011;

•	net interest expense of 63 million for the six months ended September 30, 2012, as compared to 447 million for the six months ended September 30, 2011; and

•	profit on sale of investments of 93 million for the six months ended September 30, 2012, as compared to 41 million for the six months ended September 30, 2011.

Profit before income taxes

As a result of the above, our profit before income taxes was 9,162 million for the six months ended September 30, 2012, an increase of 42% as compared to 6,455 million for the six months ended September 30, 2011.

Income tax expense

Income tax expense was 1,877 million for the six months ended September 30, 2012, as compared to 750 million for the six months ended September 30, 2011.

Profit for the period

As a result of the above, our net income was 7,285 million for the six months ended September 30, 2012, representing 13% of our total revenues for such period, as compared to 5,705 million for the six months ended September 30, 2011 representing 13% of our total revenues for such period.

ITEM 3. LIQUIDITY AND CAPITAL RESOURCES

We have primarily financed our operations through cash flows generated from operations and short term loans and borrowings for working capital. Our principal liquidity and capital needs are for making investments, the purchase of property, plant and equipment, and regular business operations.

As part of our growth strategy, we continue to review opportunities to acquire companies, complementary technologies or product rights. To the extent that any such acquisitions involve cash payments, rather than the issuance of shares, we may need to borrow from banks or raise additional funds from the debt or equity markets.

The following table summarizes our statements of cash flows for the periods presented:

	Six months ended September 30,
	2012		2012	2011
	( in millions, U.S.$ in millions)
	Convenience translation into U.S.$
Net cash from/(used in):
Operating activities	U.S.$	136	7,214	4,250
Investing activities		(123)	(6,524)	(7,002)
Financing activities		(22)	(1,182)	4,131

Net increase/(decrease) in cash and cash equivalents	U.S.$	(9)	(492)	1,379

Operating Activities

The net result of operating activities was a cash inflow of 7,214 million for the six months ended September 30, 2012, as compared to a cash inflow of 4,250 million for the six months ended September 30, 2011. The net cash provided by operating activities increased during the current period primarily on account of improvement in our business performance resulting in an increase of 3,183 million in earnings before interest expense, tax expense, depreciation, impairment and amortization ( 12,586 million for the six months ended September 30, 2012, as compared to 9,403 million for the six months ended September 30, 2011).

Our days’ sales outstanding (“DSO”), as at September 30, 2012 and 2011, were 84 days and 83 days, respectively.

During the six months ended September 30, 2012, our net cash flows decreased by 2,046 million from “other assets and other liabilities”, which primarily consists of the following: amounts pertaining to value added taxes; excise input credits that can be utilized to offset Indian excise and service tax liabilities; amounts pertaining to various export entitlement schemes which we claim, such as India’s Focus Product Scheme and Focus Market Scheme; advance payments to our vendors; advance payments from our customers; amounts payable by us to various governmental authorities for indirect taxes and other accrued expenses.

Investing Activities

Our investing activities resulted in a net cash outflow of 6,524 million for the six months ended September 30, 2012, as compared to a net cash outflow of 7,002 million for the six months ended September 30, 2011. This decrease of 478 million was primarily due to:

•

approximately 1,605 million of cash outflow during the six months ended September 30, 2011 for settlement of a liability created as at March 31, 2011 relating to acquisition of the rights to manufacture, distribute and market the product Cloderm® (clocortolone pivalate 0.1%) in the United States; and

•

A net increase in investment in ‘mutual funds’ and ‘fixed deposits having a maturity of more than three months’ by 1,350 million during the six months ended September 30, 2012 as compared to the six months ended September 30, 2011.

Financing Activities

Our financing activities resulted in a net cash outflow of 1,182 million for the six months ended September 30, 2012, as compared to a net cash inflow of 4,131 million for the six months ended September 30, 2011. This change in cash inflow from financing activities was primarily due to:

•

short term borrowings obtained during the six months ended September 30, 2012 were lower by 4,677 million as compared to the short term borrowings obtained during the six months ended September 30, 2011. Our investing activities during the six months ended September 30, 2012 were funded with the cash generated from operations, resulting in the decrease in our short term borrowings; and

•	an increase in the dividend paid to our shareholders by 498 million during the six months ended September 30, 2012 as compared to the six months ended September 30, 2011.

Principal Debt Obligations

The following table provides a list of our principal debt obligations (excluding capital lease obligations) outstanding as of September 30, 2012:

Debt	Principal Amount			Currency	Interest Rate
	( in millions, U.S.$ in millions )
Packing credit foreign currency borrowings	U.S.$	238	12,592	USD EURO RUB	LIBOR + 100 to 160 bps LIBOR + 95 to 135 bps 7.85% to 8.45%
Other foreign currency borrowings		103	5,456	USD EURO	LIBOR + 100 bps EURIBOR + 110 bps
Bonus debentures		96	5,078	INR	9.25%
Long-term loans from banks		220	11,628	USD	LIBOR+145 bps

ITEM 4. RECENT DEVELOPMENTS

National Pharmaceutical Pricing Policy (“NPPP”) 2012 notification

On December 7, 2012, the Department of Pharmaceuticals (“DoP”) under the Ministry of Chemicals and Fertilizers of the Government of India issued the National Pharmaceutical Pricing Policy 2012, which proposes to replace the existing price control regime and intends to increase the availability of affordable healthcare. The policy seeks to change the price control mechanism from the existing “cost based” approach towards that of a “market based” approach. Under this new market based approach, a ceiling price would be calculated by adopting the simple average price of all brands having a market share (on the basis of “Moving Annual Turnover”) of at least 1% of the total market turnover of that medicine. Prices would be allowed to be revised annually on April 1 up to the limit of the change in the Indian wholesale price index for the previous year. In the event of a decline in such index, a corresponding reduction in the ceiling price will be obligatory.

The policy would broaden the scope of medicines under price control, as the list of drugs regulated by this policy includes all of the 348 essential drugs listed in the National List of Essential Medicines, as compared to the 74 drugs which are included in the present policy regime. For the specifics of implementation of the new policy in terms of timelines for transition and implementation methodology, the DoP has suggested that a new Drugs (Price Control) Order would be issued soon and the Indian National Pharmaceutical Pricing Authority would be given the implementation authority to implement the new policy.

Change in the Company’s Chief Financial Officer

On November 27, 2012, the Company announced that Umang Vohra, who was the Chief Financial Officer of the Company for the past four years, will take over the role of Executive Vice-President and Head of North America Generics Business from January 2013.

Subsequently, Saumen Chakraborty has been appointed as the Chief Financial Officer of the Company effective January 2, 2013. Saumen is currently the President and Global Head of Quality, HR and IT & Business Process Excellence (BPE) at the Company. He was also the Chief Financial Officer of the Company between 2006 and 2008.

ITEM 5. EXHIBITS

Exhibit Number	Description of Exhibits

99.1	Independent Auditors’ Report on Review of Unaudited Condensed Consolidated Interim Financial Statements

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DR. REDDY’S LABORATORIES LIMITED (Registrant)

Date: January 10, 2013	By:	/s/ Sandeep Poddar
Name: Sandeep Poddar
Title: Company Secretary